    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1999


                                                      REGISTRATION NO. 333-88625

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     THE READER'S DIGEST ASSOCIATION, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                     READER'S DIGEST ROAD                    13-1726769
 (State or other jurisdiction of      PLEASANTVILLE, NY 10570-7000             (I.R.S. Employer
  incorporation or organization)             (914) 238-1000                  Identification No.)
                                   (Address, including zip code, and
                                    telephone number, including area
                                    code, of registrant's principal
                                           executive offices)

                            ------------------------

                           CLIFFORD H.R. DUPREE, ESQ.
                         VICE PRESIDENT, SECRETARY AND
                           ASSOCIATE GENERAL COUNSEL
                     THE READER'S DIGEST ASSOCIATION, INC.
                              READER'S DIGEST ROAD
                            PLEASANTVILLE, NY 10570
                                 (914) 238-1000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:


       JEFFREY BAGNER, ESQ.               ANDREW B. JANSZKY, ESQ.           DONALD B. BRANT, JR., ESQ.
       FRIED, FRANK, HARRIS,                SHEARMAN & STERLING                   MILBANK, TWEED,
        SHRIVER & JACOBSON                 599 LEXINGTON AVENUE                 HADLEY & MCCLOY LLP
        ONE NEW YORK PLAZA               NEW YORK, NEW YORK 10022            ONE CHASE MANHATTAN PLAZA
   NEW YORK, NEW YORK 10004-1980              (212) 848-4000                 NEW YORK, NEW YORK 10005
          (212) 859-8000                                                          (212) 530-5618


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED            PROPOSED
                                                                        MAXIMUM             MAXIMUM            AMOUNT OF
       TITLE OF EACH CLASS OF                AMOUNT TO BE           OFFERING PRICE         AGGREGATE         REGISTRATION
    SECURITIES TO BE REGISTERED               REGISTERED               PER UNIT         OFFERING PRICE          FEE(1)
-----------------------------------------------------------------------------------------------------------------------------
Class A Nonvoting Common Stock,
  par value $0.01 per share.........      11,500,000 shares            $28.1875          $324,156,250           $90,116
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457(c), based on the average of the high and low prices of the Class A Nonvoting Common Stock reported on the New York Stock Exchange Composite Tape on October 4, 1999 ($28.1875 per share).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION DATED OCTOBER 28, 1999.


                               10,000,000 Shares

                     THE READER'S DIGEST ASSOCIATION, INC.


                         Class A Nonvoting Common Stock


                           -------------------------


     All of the shares of Class A nonvoting common stock in the offering are being sold by the selling stockholders identified in this prospectus. Reader's Digest will not receive any proceeds from the sale of these shares.



     The Class A nonvoting common stock is listed on the New York Stock Exchange under the symbol "RDA." The last reported price for the Class A nonvoting common stock on October 27, 1999 was $27.5625 per share.


                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share     Total
                                                              ---------     -----
Initial price to public.....................................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to the selling stockholders......  $            $


     To the extent that the underwriters sell more than 10,000,000 shares of Class A nonvoting common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.


                           -------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.

GOLDMAN, SACHS & CO.                                     LAZARD FRERES & CO. LLC

                           -------------------------

                      Prospectus dated             , 1999.

                             ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

     1. Annual Report on Form 10-K for the year ended June 30, 1999;

     2. Current Report on Form 8-K dated August 30, 1999;


     3. Current Report on Form 8-K dated September 24, 1999;



     4. Current Report on Form 8-K dated October 7, 1999;



     5. Current Report on Form 8-K dated October 27, 1999; and



     6. Current Report on Form 8-K/A dated October 27, 1999.


     You may request a copy of these filings, at no cost, by writing or telephoning us at The Reader's Digest Association, Inc., Reader's Digest Road, Pleasantville, New York 10570-7000, telephone (914) 238-1000, Attention:
Investor Relations.

                               PROSPECTUS SUMMARY

     This summary highlights selected information we have included or incorporated by reference in this prospectus. However, this summary does not contain all the information that may be important to you. More detailed information about this offering, our business and our financial and operating data is contained elsewhere or incorporated by reference in this prospectus. We encourage you to read this prospectus in its entirety before making an investment decision.


     Unless we indicate otherwise, references in this prospectus to "Reader's Digest," "we," "us" and "our" are to The Reader's Digest Association, Inc. and its consolidated subsidiaries.


                                READER'S DIGEST

     We are a preeminent global leader in publishing and direct marketing. Our flagship publication, Reader's Digest magazine, was first published in 1922. Today it is the most widely read magazine in the world. Our products, which have traditionally included magazines, books, recorded music and videos, are primarily sold through direct mail campaigns. These campaigns are carefully tested and target specific audiences. Our worldwide customer database includes over 57 million households in the United States and approximately 49 million households abroad.

     We are in the midst of executing a strategy intended to strengthen our core businesses and create opportunities for long-term, sustainable growth. To address a period of declining operating and financial performance, in August 1997 our board of directors asked George V. Grune, a former Chairman and Chief Executive Officer of Reader's Digest, to reassume that position on an interim basis. Under Mr. Grune, we deployed a strategy that involved rebuilding a management team with strong experience in direct mail marketing at Reader's Digest. Our strategy also involved strengthening our core business by refocusing on the fundamentals of disciplined direct marketing testing and promotion techniques, targeted product development and more effective use of our extensive database of customer information.

     After an extensive executive search, in April 1998 Thomas O. Ryder was elected to succeed Mr. Grune as Chairman and Chief Executive Officer. Under Mr. Ryder, we developed a strategy that is designed to build on our progress in re-establishing the fundamental strengths of our businesses. We intend to implement this strategy in three phases. Phase I of our strategy, which has been completed, involved reorganizing our business groups, restructuring our editorial operations and reassigning selected senior executives as part of the reorganization and restructuring. As part of our efforts in Phase I, we redirected our resources to place a greater emphasis on our core magazine businesses around the world. Phase II, which is ongoing, focuses on reducing costs, re-engineering our operations to make them more streamlined and efficient and raising capital by selling underproductive businesses and assets and reducing our regular quarterly dividend. Phase III, which we announced in February 1999, concentrates on achieving revenue growth via the following principal initiatives:

     - Expanding our presence in market segments that leverage Reader's Digest's brand trust and customer base, specifically by:


        c Emphasizing five key consumer interest areas: home, health, family, finance and faith; and



        c Targeting consumers' life stages from family formation onward, with a particular focus on consumers over 50;


     - Expanding our product offerings beyond publishing in these targeted consumer interest areas and life stages;

     - Continuing geographic expansion, including expanding into new countries and expanding the products and services we offer in existing markets;

     - Developing new marketing and distribution channels; and

     - Integrating the Internet into all of our businesses by:


        + Revitalizing and globalizing our current Web sites;



        + Making strategic investments in existing Web sites that match our areas of strategic interest;



        + Expanding our existing U.S.-based Web sites internationally; and



        + On a highly selective basis, creating and launching Web sites that meet identified consumer needs, leverage our corporate assets and provide us with substantial e-commerce opportunities.


                              RECENT DEVELOPMENTS


     As part of Phase III of our strategy, we have made various investments, formed a number of alliances and initiated new product and marketing and distribution channel development activity as follows:


READER'S DIGEST HEALTH WEB SITE ALLIANCE AND INVESTMENT WITH WEBMD

     In June 1999, we announced that we formed an alliance with WebMD, Inc. as the first step in implementing our strategies to expand our business in the health category and integrate the Internet into our businesses. WebMD is a leading healthcare Web site for physicians and consumers. It offers a comprehensive suite of Internet-based services and information for physicians as well as healthcare information services and online communities for consumers.

     The alliance includes the development of a Reader's Digest health Web site and the exchange of health-related content between that site and the WebMD consumer site. The Reader's Digest health site is targeted to current Reader's Digest magazine readers. Because a significant percentage of our estimated 50 million readers in the United States are interested in health issues, about 20% of the content of Reader's Digest magazine is health-related.

     WebMD's position in the Internet health information and services arena will enable us to move swiftly to establish our online health presence. The Reader's Digest health Web site is scheduled to launch in the fall of 1999.

     The site is expected to meet the fast-growing consumer demand for access to credible health-related information, products and services. The site is comprised of the following primary areas: nutrition, women's health, alternative medicine, healthy aging, medical library and Reader's Digest features. It will draw content from our health-related editorial products, including Reader's Digest magazine, New Choices: Living Even Better After 50, Walking and general books, in addition to WebMD content and tools. The site will also serve as a platform for health-related e-commerce opportunities that are currently in development.


     As part of our business alliance, we also made a $13 million strategic equity investment in WebMD. WebMD has reported that it has also forged strategic partnerships with other investors, including Microsoft Corporation, E.I. duPont de Nemours and Company, Excite, Inc., Intel Corporation, Covad Communications Group Inc., Softbank America Inc., Dell Computer Corporation, Yahoo! Inc., CNN and HealthSouth Corporation. WebMD has announced plans to merge with Healtheon Corporation to create one of the largest Internet companies in the health information arena.


     The alliance also contemplates that WebMD will provide Reader's Digest magazine to its physician service subscribers, purchasing at introductory prices a minimum of 3,000,000 copies over five years. WebMD will also purchase advertising in our magazines to promote the WebMD site. Each issue of the U.S. edition of Reader's Digest magazine will include WebMD advertorial pages, including an "Ask WebMD" column and a calendar of online events that will occur on both our health site and the WebMD site.

     We and WebMD will cross-promote the sites through the Reader's Digest family of general and special interest magazines and through WebMD's marketing relationships and print advertising. There is also a plan to share advertising revenues on the two sites under specified conditions.

BOOKS ARE FUN ACQUISITION

     On October 1, 1999, we acquired Books Are Fun, Ltd. for approximately $400 million in cash. Books Are Fun sells premium-quality books and gift items at discount prices by display marketing those products on-site at schools and businesses in all 50 states of the United States and across Canada.

     Through approximately 700 independent representatives, Books Are Fun displays and sells books and gift items to school teachers and school employees through "book drops" and to corporate employees primarily through "book fairs." Books Are Fun distributes through approximately 60,000 schools, 12,000 corporations and institutions, 9,000 day care centers and 20,000 small businesses.


     Books Are Fun sold approximately 17 million book and gift items in 1998. Books Are Fun is the highest volume purchaser of most of the titles it buys from over 350 publishers. An average purchase of a top title is approximately 120,000 copies. Categories include The New York Times best sellers, cookbooks, children's books, educational, and illustrated reference works. In 1999, Books Are Fun began to market non-book items, including gifts, music, and videos.



     Buying and test marketing are keys to Books Are Fun's success. Books Are Fun has good relationships with all major publishers and gift suppliers. All titles are tested to ensure successful sell-through and control inventory. The test system involves purchase of small quantities of a title, which are sold in limited territories. Based on test results, Books Are Fun often buys over 100,000 copies of a title on a non-returnable basis, allowing it to purchase product at 85% off of the suggested retail price.


     Our acquisition of Books Are Fun is consistent with our overall corporate strategy, and the company closely matches our acquisition criteria. It is a successful business that we can expand by using our international expertise and our editorial assets and that can provide us with broader and profitable distribution channels for our existing products.

     We believe that we can work with Books Are Fun to enhance its and our businesses in six areas:

     - Adding magazine subscriptions from our QSP subsidiary to the Books Are Fun product mix;


     - Increasing QSP's penetration, which is currently 20,000 schools compared with Books Are Fun's 60,000 schools,


     - Expanding distribution opportunities for Reader's Digest products, especially books, music, and video, through Books Are Fun's distribution infrastructure;


     - Re-branding selected Books Are Fun fairs with the Reader's Digest name to better define their position with consumers;


     - Achieving cost savings through consolidating book production; and

     - Expanding internationally using Reader's Digest's global infrastructure.

FINANCIAL SERVICES MARKETING ALLIANCES AND ACQUISITIONS

     In August and September 1999, we announced a series of initiatives to realize our strategy of expanding our presence in the financial services industry with both publishing and other products and services. These included the acquisition of Benchmark, Ltd. and marketing alliances with Torchmark Corporation, American International Group, Inc, and First USA Bank, N.A.


     We have established, smaller scale marketing relationships in several international markets. Additionally, we had a marketing alliance within the U.S. insurance sector in the 1980's. Each of these limited initiatives was positive and suggested the potential of a larger, more focused effort. Financial issues are a frequent topic in Reader's Digest and New Choices: Living Even Better After 50 magazines, and are the editorial basis for Moneywise magazine.



     On August 10, 1999, we announced that we acquired Benchmark, Ltd., a publisher of four related investment guide publications distributed in Hong Kong, Taiwan and Singapore. Benchmark provides readers with reports on global and Asian fund markets, as well as performance analysis of investment funds. The service also operates as a Web site at www.benchmag.com.


     On September 13, 1999, we announced that we formed an exclusive alliance with Torchmark Corporation. Under this alliance, Torchmark will market life and health insurance products to our customers in the United States and Canada. The products will be marketed and sold by Torchmark through direct mail, telemarketing, the Internet and advertising in our magazines. Torchmark will underwrite policies and provide customer and claims services, while we will contribute our brand name, customer lists and direct marketing expertise. Initial promotion of Torchmark products will occur in the fall of 1999.

     Torchmark is a publicly traded insurance and diversified financial services company that provides individual life and supplemental health insurance, annuities and related products. Torchmark is known for its direct marketing expertise, and as the parent company of Globe Life and Accident Insurance Company, a major advertiser in Reader's Digest magazine.

     Also on September 13, 1999, we announced an agreement in principle with American International Group, Inc. to develop a program under which it will market a range of life, accident and health and general insurance products and services to our customers in 26 countries outside the United States and Canada. AIG member companies will manage the products and provide customer and claims services and will provide marketing support for all products.

     AIG is a leading U.S.-based international insurance organization. Its member companies write property, casualty, marine, life and financial lines insurance in approximately 130 countries and jurisdictions.

     On September 21, 1999, we announced a five-year agreement with First USA Bank, a subsidiary of Bank One Corporation, to market Reader's Digest-branded MasterCard credit cards to Reader's Digest customers. First USA is among the leading credit card issuers, offering credit cards under the First USA, First Card and Bank One names and on behalf of more than 2,200 marketing partners.

GIFTS.COM ONLINE GIFT SHOPPING SERVICE


     On September 15, 1999, we announced that, together with our Good Catalog Company subsidiary and StarTek, Inc., we will create gifts.com, an online gift shopping service. This is a key step in building our Internet strategy by creating, on a highly selective basis, Web sites that meet identified consumer needs, leverage our corporate assets, and provide us with a substantial e-commerce opportunity.

     The site will initially feature 400 different products, including such leading brands as Escada(R), Laura Ashley(R), Burberrys(R), Lenox(R) and Nautica(R), as well as non-branded specialty items.* These items have been carefully selected by gifts.com to ensure quality choices are available to gift buyers who care about the gifts they give but often do not know what to buy and do not have the time to shop. Consumer research indicates that this is an appealing concept to the target market of relatively upscale, online shoppers.


     The online gifts market is expected to grow from about $300 million in 1998 to $1.8 billion by 2003, according to Forrester Research, Inc. We believe there is no dominant player in the online gifts market today.


     We will contribute property and equity and debt financing to the venture, which will be operated by our Good Catalog Company subsidiary. StarTek, Inc., a leading provider of outsourced order fulfillment and other process services for e-commerce and high-tech companies, will contribute property, including the gifts.com domain name, and equity and debt financing for a 19.9% equity interest in Good Catalog Company. We will own the remaining 80.1% of the equity in Good Catalog Company. We are currently negotiating additional details of the arrangement with StarTek. We expect to formally close this transaction on or about November 1, 1999. We plan to rename Good Catalog Company as Gifts.com, Inc.



     Competitive advantages in the online gifts market include:



     - the gifts.com domain name, which we believe will be very strong in this market;


     - the strategic focus on offering "selectivity" in this category with a relatively limited line of quality gift ideas selected and sourced by our merchandising experts at Good Catalog Company;

     - the availability of several specialized features, including a customized Gift Finder, which is designed to help narrow gift ideas even further based on information about the gift recipient, a Gift Calendar, which will provide e-mail reminders of upcoming gift occasions, and customized gift e-cards; and

     - state of the art customer service and order fulfillment to be provided by StarTek.

     We intend to launch the gifts.com site on November 1, 1999. In advance of the 1999 holiday gift season, we will initiate a $20 million consumer marketing campaign in support of the site. This effort will include television, radio, print, direct mail and online advertising and promotion. Our own media vehicles, including Reader's Digest magazine, and direct marketing vehicles will play a prominent role in the media plan.


ALLIANCE WITH BRANDDIRECT MARKETING



     On October 19, 1999, we announced that we agreed to acquire an 18% equity interest in BrandDirect Marketing Inc., an affinity membership-based direct marketing company, for approximately $50 million. The agreement also permits us to acquire additional equity in BrandDirect through the exercise of warrants and other rights. BrandDirect is one of the nation's largest operators of membership clubs. Membership clubs typically offer consumers sharing a common interest a wide range of membership benefits, including topical information and opportunities to purchase various goods and services at significant discounts, for an annual membership fee. BrandDirect currently operates ten clubs which include Field & Stream ClubSM, CTW (Children's Television Network) Kids ClubSM, IBM Small Business SolutionsSM and Arthur Frommer Budget TravelSM.


---------------


* Escada(R) is a registered trademark of Escada Ag, Laura Ashley(R) is a registered trademark of Laura Ashley Limited, Burberrys(R) is a registered trademark of Burberrys Limited, Lenox(R) is a registered trademark of Norfolk Investments, Inc., and Nautica(R) is a registered trademark of Nautica Apparel, Inc.

     We and BrandDirect intend to develop and market Reader's Digest-branded membership clubs. These clubs are expected to focus on our five key consumer interest areas: home, health, family, finance and faith. The clubs, which will be marketed through direct mail, telemarketing and the Internet, will provide a new marketing and distribution channel for our current products, including books, magazines and music, as well as offer us opportunities to expand into new product lines. We believe that BrandDirect's telemarketing and club-building expertise combined with our worldwide infrastructure and customer database skills will provide a strong foundation for a successful membership club business both in the United States and through international expansion.


CORE BUSINESS PRODUCT AND CHANNEL DEVELOPMENT INITIATIVES


     Throughout our implementation of our Phase III growth initiatives, we have invested and we expect to continue to invest in the development of products and channels to support internal growth opportunities in our core businesses. For example, in our U.S. Magazines business segment, we are continuing to redesign the layout of Reader's Digest magazine to attract more advertising and a broader readership. We have also devoted more resources to direct marketing that does not include a sweepstakes feature and made a major commitment to direct response television. Other projects include the development of new book series for our Global Books and Home Entertainment business segment. These series are expected to include romances, mysteries, inspirational stories and biographies. To diversify our distribution channels for our Global Books and Home Entertainment segment we are building on our telemarketing efforts, which we believe will become a significantly larger part of our promotion strategy over the next several years, and testing direct response television as a marketing option.


     We also expect to continue to target acquisitions and form alliances that leverage our core strengths.


                             FIRST QUARTER RESULTS



     On October 27, 1999, we announced results of operations for the first quarter of fiscal 2000.



     Our revenues for the first quarter of 2000 decreased by 10% to $519.2 million, compared with $579.7 million for the first quarter of 1999. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 8%. The decrease in revenues was principally the result of our planned strategic reductions in unprofitable activities.



     Our operating profit increased by 134% to $38.8 million for the first quarter of 2000, compared with $16.6 million for the prior year. This increase in operating profit was due to several factors. We had lower product and promotion costs as a result of our strategic reduction in the number of mailings and mail quantities within mailings. Planned lower mail quantities resulted in improved customer response rates in most developed markets around the world, especially in the United States. Overhead costs were lower primarily as a result of initiatives to re-engineer critical processes and to eliminate or sell marginal businesses.



     Our net income for the first quarter of 2000 increased to $28.6 million from $2.5 million for the first quarter of 1999, or to $0.26 from $0.02 per basic and diluted earnings per share. The first quarter of 2000 net income reflects lower foreign exchange translation losses, principally related to business activities in Russia, and a gain from the sale of American Health magazine. Net income for the first quarter of 1999 does not give effect to a $40.5 million gain before taxes, or $0.24 per share, from a change in accounting principles related to the calculation of the market-related value of pension plan assets.

                            ------------------------

     We are a Delaware corporation, originally incorporated in New York in 1926 and then reincorporated in Delaware in 1951. Our principal executive offices are located at Reader's Digest Road, Pleasantville, New York 10570-7000, and our telephone number is (914) 238-1000. We maintain a Web site at http://www.readersdigest.com. Information contained at that Web site is not a part of this prospectus.

                                  THE OFFERING

Class A nonvoting common stock offered by
  the selling stockholders................  10,000,000 shares
Class A nonvoting common stock outstanding
  before and after the offering...........  94,012,532 shares(1)(2)
Class B voting common stock outstanding
  before and after the offering...........  12,432,164 shares(2)(3)
Use of proceeds...........................  We will not receive any proceeds from this offering.
New York Stock Exchange symbol............  "RDA"

---------------
(1) Based on 94,012,532 shares of our Class A nonvoting common stock outstanding as of September 30, 1999. Does not include 11,093,729 shares of our Class A nonvoting common stock issuable upon the exercise of outstanding employee stock options as of that date.


(2) Gives effect to the exchange by the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. on September 24, 1999 of a total of 9,283,893 shares of our Class B voting common stock for a total of 8,030,567 shares of our Class A nonvoting common stock.


(3) Based on 12,432,164 shares of our Class B voting common stock outstanding as of September 30, 1999.

     Unless we otherwise specifically indicate, the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

                         SUMMARY FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     You should read the following summary financial information together with our consolidated financial statements and accompanying notes, which are incorporated by reference into this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," which appears later in this prospectus.

                                                   FISCAL YEAR ENDED JUNE 30,
                                    --------------------------------------------------------
                                      1995        1996        1997        1998        1999
                                      ----        ----        ----        ----        ----
INCOME STATEMENT DATA:
Revenues..........................  $3,120.1    $3,153.2    $2,896.5    $2,691.2    $2,532.2
Operating profit..................     391.9       109.3       192.8        30.2       129.1
Income before provision for income
  taxes...........................     422.5       137.7       210.2        41.5       211.7
Net income........................     264.0        80.6       133.5        17.9       151.9
Earnings per share:
  Basic...........................  $   2.35    $   0.73    $   1.24    $   0.16    $   1.40
  Diluted.........................      2.35        0.73        1.24        0.16        1.39
  Adjusted(1).....................      2.35        2.30        1.45        0.64        0.96

                                                            JUNE 30,
                                    --------------------------------------------------------
                                      1995        1996        1997        1998        1999
                                      ----        ----        ----        ----        ----
BALANCE SHEET DATA:
Cash and cash equivalents, short-
  term investments and marketable
  securities......................  $  532.1    $  374.2    $  102.4    $  126.1    $  437.2
Total assets......................   1,958.7     1,904.1     1,643.8     1,564.0     1,710.5
Long-term notes payable...........       1.7        17.2         1.7         1.7         2.2
Stockholders' equity..............     640.8       478.9       346.0       258.6       381.5

---------------
(1) Excludes the effect of other operating items, gains on the sale of certain assets and businesses and the cumulative effect of change in accounting principles.

                          REVENUES BY GEOGRAPHIC AREA

                                                               FISCAL YEAR ENDED JUNE 30,
                                                            --------------------------------
                                                              1997        1998        1999
                                                              ----        ----        ----
Revenues:
  United States...........................................  $1,293.9    $1,238.9    $1,159.0
  International...........................................   1,612.0     1,459.4     1,378.3
  Inter-area..............................................      (9.4)       (7.1)       (5.1)
                                                            --------    --------    --------
                                                            $2,896.5    $2,691.2    $2,532.2
                                                            ========    ========    ========

               REVENUES AND OPERATING PROFIT BY OPERATING SEGMENT


                                                               FISCAL YEAR ENDED JUNE 30,
                                                            --------------------------------
                                                              1997        1998        1999
                                                              ----        ----        ----
Revenues:
  Global Books and Home Entertainment.....................  $1,891.5    $1,680.2    $1,544.3
  U.S. Magazines..........................................     625.5       656.3       664.3
  International Magazines.................................     379.5       354.7       323.6
                                                            --------    --------    --------
                                                            $2,896.5    $2,691.2    $2,532.2
                                                            ========    ========    ========
Operating profit (loss):
  Global Books and Home Entertainment.....................  $  161.2    $   50.0    $   80.8
  U.S. Magazines..........................................      67.1        64.9       101.7
  International Magazines.................................      (0.5)      (14.7)      (15.5)
                                                            --------    --------    --------
                                                            $  227.8    $  100.2    $  167.0
                                                            ========    ========    ========

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our Class A nonvoting common stock in this offering.

                 PRICE RANGE OF CLASS A NONVOTING COMMON STOCK
                            AND DIVIDEND INFORMATION

     Our Class A nonvoting common stock is traded on the New York Stock Exchange under the symbol "RDA." The table below shows the high and low sales prices for shares of our Class A nonvoting common stock on the New York Stock Exchange for the periods indicated.


                                                                           DIVIDEND
                                                    HIGH         LOW       PER SHARE
                                                    ----         ---       ---------
Fiscal Year ended June 30, 1998
  First Quarter.................................  $ 30.5625    $  24.50     $0.225
  Second Quarter................................      31.50      20.875      0.225
  Third Quarter.................................      27.50      22.375      0.225
  Fourth Quarter................................    29.1875       24.50      0.225
Fiscal Year ended June 30, 1999
  First Quarter.................................  $   29.00    $  17.00     $0.225
  Second Quarter................................    26.1275       16.25       0.05
  Third Quarter.................................      36.25       24.75       0.05
  Fourth Quarter................................    40.9375     28.1275       0.05
Fiscal Year ending June 30, 2000
  First Quarter.................................  $ 29.6875    $ 29.125     $ 0.05
  Second Quarter (through October 27, 1999).....     30.625       26.75    $
                                                                                 --



     On October 27, 1999, the last sale price of our Class A nonvoting common stock as reported on the New York Stock Exchange Composite Tape was $27.5625.



     Our Class B voting common stock, of which there were 12,432,164 shares outstanding as of September 30, 1999, also trades on the New York Stock Exchange. Its trading symbol is "RDB." On October 27, 1999, the last sale price of our Class B voting common stock as reported on the New York Stock Exchange Composite Tape was $25.00.


     The trading prices of our common stock are influenced by our results of operations, financial condition, cash requirements and future prospects and by general economic, financial and other factors and market conditions. We cannot assure you that the prices of our Class A nonvoting common stock will fall within the ranges shown in the table above in the future.


     We reduced the quarterly dividend on our common stock from $0.45 to $0.225, effective the first quarter of fiscal 1998. We further reduced our quarterly dividend from $0.225 to $0.05, effective the second quarter of fiscal 1999. Our board of directors will determine the payment and amount of any future dividends on the basis of our earnings, capital requirements, financial condition and other relevant factors.

                                 CAPITALIZATION
                                 (IN MILLIONS)


     The following table sets forth our condensed consolidated capitalization as of June 30, 1999.*



                                                              JUNE 30,
                                                                1999
                                                              --------
Cash and cash equivalents...................................  $ 413.4
DEBT:
  Current debt..............................................      0.4
  Long-term debt............................................      2.2
                                                              -------
          Total debt........................................  $   2.6
STOCKHOLDERS' EQUITY:
  Capital stock.............................................  $  24.8
  Paid-in capital...........................................    146.2
  Retained earnings.........................................    955.4
  Accumulated other comprehensive loss......................    (56.6)
  Treasury stock, at cost...................................   (688.3)
                                                              -------
          Total stockholders' equity........................  $ 381.5
                                                              -------
Total capitalization........................................  $ 384.1
                                                              =======


---------------


* On October 1, 1999, we acquired Books Are Fun, Ltd. for approximately $400 million in cash.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following selected financial information should be read together with our consolidated financial statements and accompanying notes, which are incorporated by reference into this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing later in this prospectus. The selected financial data for the fiscal years ended June 30, 1995, 1996, 1997, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors. Historical results are not necessarily indicative of the results to be expected in the future.


                                                               FISCAL YEAR ENDED JUNE 30,
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                    ----       ----       ----       ----       ----
INCOME STATEMENT DATA:
Revenues........................................  $3,120.1   $3,153.2   $2,896.5   $2,691.2   $2,532.2
Product, distribution and editorial expenses....   1,101.3    1,134.9    1,084.2    1,046.6      963.5
Promotion, marketing and administrative
  expenses......................................   1,626.9    1,674.0    1,584.5    1,544.4    1,401.7
Other operating items...........................        --      235.0       35.0       70.0       37.9
Operating profit................................     391.9      109.3      192.8       30.2      129.1
Other income, net...............................      30.6       28.4       17.4       11.3       82.6
Income before provision for income taxes........     422.5      137.7      210.2       41.5      211.7
Provision for income taxes......................     158.5       57.1       76.7       23.6       85.1
Cumulative effect of change in accounting
  principles for pension assets, net of tax of
  $15.2.........................................        --         --         --         --       25.3
Net income......................................     264.0       80.6      133.5       17.9      151.9
Basic and diluted earnings per share:
Basic earnings per share:
  Weighted-average common shares outstanding....     112.0      107.9      106.7      106.5      107.3
  Before cumulative effect of change in
    accounting principles.......................  $   2.35   $   0.73   $   1.24   $   0.16   $   1.16
  Cumulative effect of change in accounting
    principles..................................        --         --         --         --       0.24
  Basic earnings per share......................      2.35       0.73       1.24       0.16       1.40
Diluted earnings per share:
  Adjusted weighted-average common shares
    outstanding.................................     112.0      107.9      106.7      106.7      108.0
  Before cumulative effect of change in
    accounting principles.......................  $   2.35   $   0.73   $   1.24   $   0.16   $   1.15
  Cumulative effect of change in accounting
    principles..................................        --         --         --         --       0.24
  Diluted earnings per share....................      2.35       0.73       1.24       0.16       1.39
Dividends per common share......................      1.55       1.75       1.80       0.90      0.375


                                                                        JUNE 30,
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                    ----       ----       ----       ----       ----
BALANCE SHEET DATA:
Cash and cash equivalents, short-term
  investments and marketable securities.........  $  532.1   $  374.2   $  102.4   $  126.1   $  437.2
Total assets....................................   1,958.7    1,904.1    1,643.8    1,564.0    1,710.5
Long-term notes payable.........................       1.7       17.2        1.7        1.7        2.2
Stockholders' equity............................     640.8      478.9      346.0      258.6      381.5

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Our fiscal year ends June 30. All references to 1999, 1998 and 1997 in this section are to fiscal 1999, fiscal 1998 and fiscal 1997, respectively. All dollar amounts in this section are in millions of dollars, except per share data. To enable you to analyze our results on a comparable basis, the discussion below on operating profit excludes the effects of our 1999 second and fourth quarter operating charges aggregating $37.9, our 1998 first quarter operating charges of $70.0 and our 1997 fourth quarter operating charges of $35.0.

RESULTS OF OPERATIONS: COMPANY-WIDE

     During 1999, we adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." Our results of operations have been restated for prior periods to conform to the operating segments described below:

     - Global Books and Home Entertainment publishes and markets Condensed Books, series and general books, as well as music and video products.

     - U.S. Magazines publishes Reader's Digest magazine and several special interest magazines in the United States. These magazines and other products are sold through direct and retail marketing, including the activities of QSP, Inc. (QSP).

     - International Magazines publishes Reader's Digest magazine in numerous editions and languages outside the United States.

     The discussion of operating profit excludes the effect of other operating items of $37.9 in 1999, $70.0 in 1998 and $35.0 in 1997.

     Other operating items for 1999 include costs associated with cost-reduction and reengineering activities, including employee retirement and severance benefits, discontinuation of certain unproductive businesses and outsourcing initiatives. We also recorded impairment losses as a result of reengineering efforts, relating principally to computer hardware and software that will no longer be used in our operations. In addition, we adjusted our remaining accrual balances from costs originally recorded in prior years and from estimates for certain claims against us.

     Other operating items in prior years relate to costs for initiatives that are substantially complete. These costs primarily relate to workforce reductions, the discontinuation of certain businesses, and the realignment of business processes and operations.

                                                          YEARS ENDED JUNE 30,
                                                    --------------------------------
                                                      1999        1998        1997
                                                      ----        ----        ----
Revenues:
  Global Books and Home Entertainment.............  $1,544.3    $1,680.2    $1,891.5
  U.S. Magazines..................................     664.3       656.3       625.5
  International Magazines.........................     323.6       354.7       379.5
                                                    --------    --------    --------
Total revenues....................................  $2,532.2    $2,691.2    $2,896.5
                                                    --------    --------    --------
Operating profit:
  Global Books and Home Entertainment.............  $   80.8    $   50.0    $  161.2
  U.S. Magazines..................................     101.7        64.9        67.1
  International Magazines.........................     (15.5)      (14.7)       (0.5)
                                                    --------    --------    --------
Segment operating profit..........................     167.0       100.2       227.8
Other operating items.............................     (37.9)      (70.0)      (35.0)
                                                    --------    --------    --------
Total operating profit............................  $  129.1    $   30.2    $  192.8
                                                    --------    --------    --------

  REVENUES AND OPERATING PROFIT

     1999 V. 1998

     Revenues decreased 6% in 1999 to $2,532.2, compared with $2,691.2 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 5%. The decline in revenues was largely attributable to lower volumes in Global Books and Home Entertainment. The decrease in Global Books and Home Entertainment largely resulted from a strategic reduction in mail quantities, promotional mailings and marginally profitable activities. These reductions were principally among general books products and, to a lesser extent, music products in the United States. Modest growth in U.S. Magazines principally resulted from higher advertising revenues, revenue growth at QSP and the acquisition of American Woodworker, partially offset by a decrease in circulation revenues from a strategic reduction in the circulation rate base of Reader's Digest magazine. Revenues from International Magazines declined principally as a result of reduced circulation, particularly in the United Kingdom and Germany, and in Russia, where operations were scaled back in response to the Russian economic crisis. The declines in International Magazines revenues were partially offset by subscription price increases primarily in the United Kingdom, and revenue growth in Brazil.

     Operating profit increased 67% in 1999 to $167.0, compared with $100.2 in 1998. Operating profit increased significantly in the Global Books and Home Entertainment and U.S. Magazines segments. The primary reason for the increase was a strategic reduction in the number of mailings and mail quantities within each mailing, which reduced product, promotion, and related product development and overhead costs. Additionally, overhead costs were lower, primarily as a result of reengineering activities and a reduction in costs for employee benefits. Operating profit also benefited from the termination of certain strategic alliances.

     1998 V. 1997

     Revenues decreased 7% in 1998 to $2,691.2, compared with $2,896.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 3%. This decline primarily resulted from lower unit sales, lower-priced product offerings and sales of a lower-priced mix of Global Books and Home Entertainment products. The decrease in unit sales was predominantly a result of lower mail quantities, fewer profitably promotable customers and lower customer response to promotional mailings. Revenues declined principally in the United States, Germany and Canada. This decrease was largely offset by growth in developing markets in Eastern Europe and Latin America.

     Operating profit decreased 56% in 1998 to $100.2, compared with $227.8 in 1997. Operating results reflected lower revenues for Global Books and Home Entertainment products in most developed markets, including the United States and Germany, combined with proportionately higher product costs and promotional spending. These declines were slightly offset by the benefits of cost-reduction initiatives in most developed markets.

  OTHER INCOME, NET

     1999 V. 1998

     Other income, net increased in 1999 to $82.6, compared with $11.3 in 1998. The increase consisted primarily of gains from the sales of important works from our fine art collection and certain businesses. These gains were partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.

     1998 V. 1997

     Other income, net decreased in 1998 to $11.3, compared with $17.4 in 1997. This decrease was primarily because of lower gains on foreign exchange transactions and hedging activity, lower interest income and higher interest expense. These declines were partially offset by gains from asset sales.

  INCOME TAXES

     1999 V. 1998

     The reported tax rate for 1999 was 40.2%, compared with a reported rate of 56.9% for 1998. Excluding the effect of other operating items, the overall effective tax rate was 37.9% in 1999 and 37.5% in 1998.

     1998 V. 1997

     The reported tax rate for 1998 was 56.9%, compared with a reported rate of 36.5% for 1997. Excluding the effect of other operating items, the overall effective tax rate was 37.5% in 1998 and 36.5% in 1997. The higher effective tax rate in 1998 was primarily because of fewer foreign tax credits.

  CHANGE IN ACCOUNTING FOR PENSION ASSETS

     Effective July 1, 1998, we changed our method for calculating the market-related value of pension plan assets. This method is used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain (loss) subject to amortization. We believe that the new method is more widely used in practice and is preferable because it results in pension plan asset values that more closely approximate fair value, while still mitigating the effect of annual market value fluctuations. In addition, the new method facilitates the global management of pension plans, as it results in a consistent methodology for all plans.

     This change resulted in a non-cash benefit in 1999 of $40.5 ($25.3 after tax, or $0.24 per share). This benefit represents the cumulative effect of the change related to years prior to 1999. In addition, we realized $19.0 ($11.9 after tax, or $0.11 per share) in lower pension expense in 1999, compared with the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $15.8 and $12.5 ($9.9 and $7.8 after tax, or $0.09 and $0.07 per share) in 1998 and 1997, respectively.

  NET INCOME

     1999 V. 1998

     We reported net income in 1999 of $151.9, or $1.40 for basic earnings per share and $1.39 for diluted earnings per share. In 1998, we reported net income of $17.9, or $0.16 for basic and diluted earnings per share. Excluding the effect of other operating items ($0.26 in 1999 and $0.49 in 1998), gains on sales of certain assets and other businesses ($0.45), and the cumulative effect of change in accounting principles ($0.24), basic and diluted earnings per share increased 50% to $0.96 in 1999, compared with $0.64 in 1998.

     1998 V. 1997

     We reported net income of $17.9, or $0.16 per share in 1998, compared with net income of $133.5, or $1.24 per share in 1997. Excluding the effect of other operating items, basic and diluted earnings per share decreased 56% to $0.64 in 1998, compared with $1.45 in 1997.

RESULTS OF OPERATIONS: OPERATING SEGMENTS

  GLOBAL BOOKS AND HOME ENTERTAINMENT

     1999 V. 1998

     Revenues for Global Books and Home Entertainment decreased 8% in 1999 to $1,544.3, compared with $1,680.2 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 7%. This decrease was primarily attributable to a decline in revenues in the United States, Russia and the United Kingdom, offset by growth in Germany, France and Brazil. The decrease in the United States was primarily attributable to the strategic reduction of the number of mailings to marginal customers, principally for general books and music products. These declines in the United States were partially offset by sales of a higher-priced mix of products and the acquisition of Good Catalog Company in October 1998. In Russia, the economic crisis led us to cease most bulk mailing activity. The decline in the United Kingdom was driven by the elimination of an unprofitable merchandise catalog business and video series products, along with reduced mailing activity for music products.

     Germany experienced an increase in responses to mailings as a result of strong product offerings. In France, increased revenues were primarily a result of a higher-priced mix of general books products and increased unit sales of music products. Increased revenues in Brazil primarily reflected increased sales of music products and revenue growth of Condensed Books, which was launched in 1998.

     Operating profit for Global Books and Home Entertainment increased 62% in 1999 to $80.8, compared with $50.0 in 1998. The increase was primarily a result of improved profitability in the United States, Germany and the United Kingdom, offset by operating losses in Russia. Within the United States, operating profit improved as a result of significant reductions in promotion and overhead costs. In Germany, significantly improved profits were the result of strong customer response rates to product offerings. In the United Kingdom, growth in operating profit was realized from promotion cost reductions in general books, the elimination of unprofitable product lines, cost savings from fewer mailings and reduced quantities within each mailing. These improvements were partially offset by weaker performance in Russia as a result of the economic crisis, which led to substantial losses on mailings and higher inventory reserves.

     1998 V. 1997

     Revenues for Global Books and Home Entertainment decreased 11% in 1998 to $1,680.2, compared with $1,891.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 6%. This decrease was principally attributable to lower revenues in developed countries, including the United States. These reductions were predomi-nantly a result of significantly lower unit sales in series books, Condensed Books and general books and, to a lesser extent, lower-priced product offerings, principally in music and video products.

     The decline in series books and Condensed Books revenues was caused by fewer shipments from reduced mail quantities and, in developed markets, fewer profitably promotable customers and lower customer response to promotional mailings. In addition, revenues declined in the United States because of fewer Condensed Books shipments, a reduced number of series mailings and the scaling back of a book series.

     Declines in general books revenues occurred in most developed countries, including the United States. The substantial decrease in general books sales in the United States was primarily a result of lower customer response rates to promotional mailings and lower mail quantities in 1998. This was offset by growth in Eastern Europe and Latin America, principally in Russia and Brazil.

     Operating profit for Global Books and Home Entertainment decreased 69% in 1998 to $50.0, compared with $161.2 in 1997. Operating results were affected by lower revenues and higher product costs, in part because of higher inventory reserve levels in the United States and proportionately higher promotional spending.

  U.S. MAGAZINES

     1999 V. 1998

     Revenues for U.S. Magazines increased by 1% in 1999 to $664.3, compared with $656.3 in 1998. The increase in revenues was attributable to an increase in Reader's Digest magazine advertising revenue from more advertising pages sold, although at lower rates per page, the acquisition of American Woodworker in the second quarter of 1999, and an increase in the sales of magazine subscriptions and music products of QSP. Partially offsetting these increases in revenues was lower circulation for Reader's Digest magazine because of the strategic reduction of the magazine's circulation rate base.

     Operating profit increased 57% in 1999 to $101.7, compared with $64.9 in 1998. The increase principally resulted from lower overhead costs in 1999, improved margins at QSP, and lower promotion and production spending for Reader's Digest magazine because of cost-reduction initiatives. The increase in operating profit was partially offset by higher promotional spending associated with our special interest magazines.

     1998 V. 1997

     Revenues for U.S. Magazines increased 5% in 1998 to $656.3, compared with $625.5 in 1997. The increase in revenues was attributable to the acquisition of Walking magazine in the third quarter of 1997, the launch of the Reader's Digest Large Edition for Easier Reading in the first quarter of 1998, higher circulation revenues for Reader's Digest magazine and growth in subscription sales of QSP. These increases were slightly offset by lower advertising revenues for Reader's Digest magazine caused by a decline in the number of advertising pages sold.

     Operating profit for U.S. Magazines decreased 3% in 1998 to $64.9, compared with $67.1 in 1997. This decrease was the result of increased promotional spending associated with Walking and Reader's Digest Large Edition for Easier Reading and significantly higher promotional spending to acquire and renew subscribers. These decreases in operating profit were partially offset by the benefits of cost-reduction initiatives.

  INTERNATIONAL MAGAZINES

     1999 V. 1998

     Revenues for International Magazines decreased 9% in 1999 to $323.6, compared with $354.7 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 6%. Circulation levels for Reader's Digest magazine were reduced in most markets, particularly in the United Kingdom. We also reduced the publication frequency of the Russian edition from twelve to six issues per year in response to the Russian economic crisis. These actions were partially offset by subscription price increases in most markets. Advertising revenues declined in most markets primarily as a result of fewer pages sold at a lower rate per page. Advertising revenues decreased principally as a result of adverse market conditions in Asia and Canada and circulation rate-base-related reductions in Italy and The Netherlands.

     Operating loss for International Magazines increased 5% in 1999 to ($15.5), compared with ($14.7) in 1998 principally as a result of lower revenues, partially offset by reduced product and promotion costs.

     1998 V. 1997

     Revenues for International Magazines decreased 7% in 1998 to $354.7, compared with $379.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues increased 1%. Increased circulation revenues from developing markets, primarily Russia and Brazil, were partially offset by circulation declines in several major markets, particularly Germany.

     Operating loss for International Magazines increased in 1998 to ($14.7), compared with ($0.5) in 1997. The increase reflected significantly higher promotional spending incurred to maintain the circulation rate base in major markets. The increase in promotional spending was partially offset by cost-reduction initiatives in most markets.

LIQUIDITY AND CAPITAL RESOURCES

     The consolidated statement of cash flows for the year ended June 30, 1999 is summarized below:

                                                               1999
                                                               ----
Net change in cash due to:
Operating activities........................................  $222.5
Investing activities........................................   114.6
Financing activities........................................   (36.4)
Effect of exchange rate changes on cash and cash
  equivalents...............................................   (10.1)
                                                              ------
Net change in cash and cash equivalents.....................  $290.6
                                                              ------

     Cash provided by operations increased significantly in 1999. This increase was principally as a result of growth in net income and improvement in working capital.

     Investment activities included proceeds from the sale of property, plant and equipment of $193.0, consisting principally of our operating facilities in the United Kingdom and important works from our fine art collection. In addition, we realized net proceeds from other long-term investments of $14.6. Partially offsetting these amounts were the acquisitions of Good Catalog Company and American Woodworker for a total of $32.7, the purchase of investments of $35.8 and capital expenditures of $26.3, primarily relating to information technology.

     Financing activities primarily included dividend payments of $41.5 in 1999, compared with $97.1 in 1998. During 1999, we reduced our quarterly dividend on common stock from $0.225 to

$0.05 per share. This resulted in a 58% reduction in the full-year dividend payment for 1999 to $0.375 per share, compared with $0.90 per share in 1998.


     We are a party to a Competitive Advance and Revolving Credit Facility Agreement, amended as of September 2, 1999, with a syndicate of domestic and foreign banks. The Credit Agreement, which expires on October 31, 2001, permits competitive advance and revolving credit borrowings of up to $300.0 by us and our designated subsidiaries. Interest rates are based on several pricing options that can vary based upon our operating results. The proceeds of the borrowings may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The Credit Agreement contains certain restrictions on the incurrence of debt, liens and guarantees of indebtedness. We must also comply with certain financial covenants. Prior to the amendment of the Credit Agreement on September 2, 1999, these covenants included a covenant to maintain a minimum level of consolidated tangible net worth. The amendment provided borrowing flexibility by replacing this covenant with covenants to maintain minimum levels of consolidated assets, net worth and leverage. At June 30, 1999, there were no borrowings outstanding under the Credit Agreement and we were in compliance with all covenants.


     Various of our international subsidiaries have available lines of credit totaling $60.0. At June 30, 1999, no amounts were outstanding under these lines of credit.

     We believe that our liquidity, capital resources, cash flow and borrowing capacity are sufficient to fund normal working capital requirements, capital expenditures, the payment of dividends, Year 2000 remediation costs and the implementation of our strategic growth initiatives.

CURRENCY RISK MANAGEMENT

     In the normal course of business, we are exposed to the effect of foreign exchange rate fluctuations on the United States dollar value of our foreign subsidiaries' results of operations and financial condition. We purchase foreign currency option and forward contracts to minimize the effect of fluctuating foreign currency exchange rates on our earnings and specifically identifiable anticipated transactions. In addition, we enter into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities.

     At June 30, 1999, our primary foreign currency market exposures included the euro and the British pound. We estimated that the results of a uniform 10% weakening in the value of the United States dollar relative to the currencies in which the options and forwards are denominated, with all other variables held constant, would result in a net decrease in the fair value of these instruments of approximately $9.2. This estimate, however, includes changes in the fair value of forward contracts which would be substantially offset by the related impact on the assets and liabilities being hedged. This calculation assumes that each exchange rate would change in the same direction relative to the United States dollar. Changes in exchange rates not only affect the dollar value of the fair value, but also impact the underlying foreign subsidiaries' income. Our sensitivity analysis as described above does not factor in a potential change in sales levels, local currency prices, or amounts of options or forwards to cover these changes.


     Additional information concerning derivative financial instruments is available in Note 1 and Note 5 in Notes to our Consolidated Financial Statements incorporated by reference in this prospectus.


YEAR 2000 READINESS

  IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs that were written using only two digits, rather than four, to represent a year. Date-sensitive software or hardware may not be able to distinguish between the years 1900 and 2000 and programs that perform arithmetic operations, comparisons or sorting of date fields may begin yielding incorrect results. This could potentially cause system failures or miscalculations that could disrupt operations.

  STATE OF READINESS

     Our remediation plan for our Year 2000 issue is currently under way and involves three overlapping phases:

     1) Inventory -- Creation of an inventory of three functional areas: applications and information technology (IT) equipment, non-information technology (non-IT) embedded systems and vendor relationships. All locations have fully completed the inventory phase.

     2) Analysis -- Evaluation of the inventoried items for Year 2000 compliance, the determination of the remediation method and resources required, and the development of an implementation plan. All locations have fully completed the analysis phase.

     3) Implementation -- Execution of the implementation plan for all applicable hardware and software, interfaces and systems. This involves testing the changes, beginning to utilize the changed procedures in actual operations, testing in a Year 2000-simulated environment and vendor interface testing.


     The implementation phase, including testing for certain critical applications, has been substantially completed in most locations for applications, IT equipment and non-IT embedded systems. We anticipate substantial completion of the implementation phase for all locations by October 1999.


     Our remediation plan for our Year 2000 issue is an ongoing process and estimated completion dates are subject to change.

  RISK OF THE YEAR 2000 ISSUE

     At this time, we believe that our systems will be Year 2000 compliant in a timely manner for several reasons:

     - Most significant marketing and fulfillment systems are already compliant.

     - We extensively utilize certain shared applications that have been or will be remediated once and then deployed to all appropriate locations.

     - Comprehensive testing of all critical systems is conducted in a simulated Year 2000 environment.

     - Critical fulfillment systems in the United States and several developed international locations use a one-digit field to denote the year; therefore, the date fields for these systems are updated every 10 years and the year 2000 does not require separate attention.

     We believe that the area of greatest risk of the Year 2000 issue relates to significant suppliers failing to remediate their Year 2000 issues in a timely manner. We have relationships with certain significant suppliers in most of the locations in which we operate. These relationships may be material to some local operations and, in the aggregate, may be material to us. We rely on suppliers to deliver a broad range of goods and services worldwide. These include book and magazine printing services, suppliers of promotional materials and paper, warehouse facilities, lettershops that assemble promotional mailings, customer service facilities, postal delivery services, banking services, telecommunications and electricity providers. We have conducted formal communications with our significant suppliers in all locations to determine the extent to which we may be affected by those third parties' plans to remediate their own Year 2000 issue in a timely manner. The level of preparedness of significant suppliers can vary greatly from country to country. We are monitoring our suppliers' progress toward implementing Year 2000 corrective procedures. If a number of significant suppliers are not Year 2000 compliant, this could have a material adverse effect on our results of operations, financial position or cash flow.

  CONTINGENCY PLANS

     We are in the process of developing our country-by-country contingency plans. Contingency plans are expected to be substantially completed by October 1999, with subsequent revisions being made, as needed, for the remainder of the year.

     To mitigate the effects of our or our significant suppliers' potential failure to remediate the Year 2000 issue in a timely manner, we will take appropriate actions. Such actions may include having arrangements for alternate suppliers, re-running processes if errors occur, using manual intervention to ensure the continuation of operations where necessary, and scheduling activity in December 1999 that would normally occur at the beginning of January 2000. If it becomes necessary for us to take these corrective actions, it is uncertain, until the contingency plans are finalized, whether this would result in significant delays in business operations or have a material adverse effect on our results of operations, financial position or cash flow.

  COSTS TO ADDRESS THE YEAR 2000 ISSUE

     The total cost of our remediation plan is estimated at approximately $15.0 to $18.0 and is being funded through operating cash flows. To manage the cash flow effects of these incremental costs, we have deferred certain IT development activities and system enhancements. Of the total cost, approximately $2.0 is attributable to new hardware and software that will be capitalized. The remainder will be expensed as incurred. To date, approximately $12.0 of the total cost of the remediation plan has been spent, of which approximately $1.5 was capitalized.

IMPACT OF THE EURO CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies (legacy currencies) and a single currency called the euro. The legacy currencies are scheduled to remain legal tender as denominations of the euro during the transition period from January 1, 1999 to December 31, 2001. Beginning January 1, 2002, euro-denominated bills and coins will be introduced and by July 1, 2002, legacy currencies will no longer be legal tender.

     We performed an internal analysis regarding the business and systems issues related to the euro conversion and has developed a strategic plan to ensure that all necessary modifications are made on a timely basis. As the first step, to accommodate the introduction of the euro on January 1, 1999, our operations in markets that have adopted the euro are able to accept payments and pay suppliers in euros, and are able to indicate the euro equivalent of pricing on invoices. During the transition period, we will be monitoring customer and competitor reaction to the euro and will update the strategic plan as needed.

     During the transition period, we believe that the conversion to the euro will not have a significant impact on the marketing strategy for our European operations. The euro is not expected to have a significant competitive impact, including the resulting need to synchronize prices between markets, primarily because the editorial content of our publishing products varies. In addition, products are published in local languages and are sold principally through direct mail rather than retail channels. These factors result in products that tend to be unique to each market and do not easily lend themselves to price comparisons across borders. The estimated costs to convert all affected systems to the euro are not expected to have a material adverse effect on our results of operations, financial position or cash flow.

NEW ACCOUNTING STANDARDS

     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. We are required to adopt the new statement effective July 1, 2000, and have not yet determined the effect SFAS No. 133 will have on our results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

     In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement, which is effective for fiscal years beginning after December 15, 1998, will require us to capitalize certain internal-use software costs once certain criteria are met. This statement is not expected to have a material impact on our results of operations, financial position or cash flow.

CAUTIONARY STATEMENT

     This prospectus includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to:

     - the effect of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;

     - the effect of modified and varied promotions; the ability to identify customer trends;

     - the ability to continue to create a broadly appealing mix of new products;

     - the ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of the U.S. customer base;

     - the ability to attract and retain subscribers and customers in an economically efficient manner;

     - the effect of selective adjustments in pricing; the ability to expand and more effectively utilize our customer database;

     - the ability to expand into new international markets and to introduce new product lines into new and existing markets; the ability to expand into new channels of distribution;

     - the ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;

     - the ability to integrate newly acquired and newly formed businesses successfully;

     - the strength of relationships of newly acquired and newly formed businesses with their employees, suppliers and customers;

     - the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses;

     - the ability to contain and reduce costs, especially through global efficiencies;

     - the cost and effectiveness of reengineering of business processes and operations;

     - the accuracy of management's assessment of the current status of our business;

     - the evolution of our organizational and structural capabilities;

     - our ability to respond to competitive pressures within and outside the direct marketing industry, including the Internet;

     - the effect of worldwide paper and postage costs; the effect of postal disruptions on deliveries;

     - the effect of foreign currency fluctuations; the effect of the Year 2000 issue;

     - the effect of the transition to the euro; and

     - general economic conditions.

                                    BUSINESS

     We are a preeminent global leader in publishing and direct marketing. We create and deliver products that inform, enrich, entertain and inspire. These products have traditionally included magazines, books, recorded music collections and videos.


     We are best known for publishing our flagship Reader's Digest magazine which was founded by DeWitt and Lila Acheson Wallace in 1922. Today, Reader's Digest has a worldwide circulation of about 25 million and over 100 million readers each month. Reader's Digest is published in 48 editions and 19 languages.


     Currently, our largest business unit is our global books and home entertainment operations, which publish and market Reader's Digest Select Editions, series books, general books, recorded music collections and series, and video products and series.

STRATEGIC INITIATIVES

     We are undertaking a three-phase strategy to build on our fundamental strengths and create growth opportunities. In July 1998, we announced Phase I of our strategy, which involved:

     - reorganizing our business groups on a global basis;

     - restructuring our editorial organization;

     - establishing new reporting relationships; and

     - reassigning some of our executives.

     We made further refinements to our organizational structure in late fiscal 1999 to finalize the global operating segments discussed below.

     We announced Phase II of our strategy in September 1998, which targets:

     - reducing costs and streamlining processes;

     - raising capital by selling some underproductive assets; and

     - restructuring some underproductive businesses.

     Actions that we have taken as part of the ongoing Phase II include:

     - reducing the number of individual promotional mailings globally, including eliminating related product development and overhead costs. The purpose of this action is to increase response rates on continuing mailings;

     - reducing the circulation rate base for Reader's Digest in the United States and in most international markets. The purpose of this action is to improve the efficiency of our promotional spending;

     - eliminating or redirecting some product lines, including adult and children's retail book publishing, the Today's Best Nonfiction(R) book series, and video or music businesses in selected international markets;

     - selling our publishing operations in South Africa and closing our operations in Chile, Colombia and Peru;

     - consolidating our operations in Benelux, the Nordic countries, Germany and Switzerland, and those in the Czech Republic and Hungary;

     - selling important works from our fine art collection;

     - outsourcing support functions where it is cost-effective;

     - consolidating suppliers and combining purchasing efforts for greater negotiating leverage;

     - selling international real estate holdings, including those in the United Kingdom, Canada and Italy; and

     - reducing our quarterly dividend from $0.225 per share to $0.05 per share.

     We announced Phase III of our strategy in February 1999. Phase III concentrates on achieving revenue growth via the following principal initiatives:

     - Expanding our presence in market segments that leverage Reader's Digest's brand trust and customer base, specifically by:


        c Emphasizing five key consumer interest areas: home, health, family, finance and faith; and



        c Targeting consumers' life stages from family formation onward, with a particular focus on consumers over 50;


     - Expanding our product offerings beyond publishing in these targeted consumer interest areas and life stages;

     - Continuing geographic expansion, including expanding into new countries and expanding the products and services we offer in existing markets;

     - Developing new marketing and distribution channels; and

     - Integrating the Internet into all of our businesses by:


        c Revitalizing and globalizing our current Web sites;



        c Making strategic investments in existing Web sites that match our areas of strategic interest;



        c Expanding our existing U.S.-based Web sites internationally; and



        c On a highly selective basis, creating and launching Web sites that meet consumer needs, leverage our corporate assets and provide us with substantial e-commerce opportunities.


     Throughout our implementation of our Phase III growth initiatives, we have invested and we expect to continue to invest in the development of products and channels to support internal growth opportunities in our core businesses. We also expect to target acquisitions and form alliances that leverage our core strengths.

OPERATING SEGMENTS

     We have three operating segments: Global Books and Home Entertainment, U.S. Magazines, and International Magazines. Financial information about each of our operating segments is included in Note 12 to our consolidated financial statements, which are incorporated by reference into this prospectus.

  GLOBAL BOOKS AND HOME ENTERTAINMENT

     Our Global Books and Home Entertainment operations publish Reader's Digest Select Editions, series books, general books, recorded music collections and series and video products and series. We market these products principally by direct mail. Global Books and Home Entertainment also includes the operations of our subsidiary, Good Catalog Company. For more information about how we market our products, please refer to the section of this prospectus captioned "Direct Marketing Operations."

     SELECT EDITIONS

     Reader's Digest Select Editions, which were formerly called "Condensed Books" in many markets, are a continuing series of condensed versions of current popular fiction. A condensed work reduces the length of an existing text, while retaining the author's style, integrity and purpose. Today, we publish Select Editions in 16 languages, and market them in 27 countries. Select Editions generated worldwide revenues of $254.1 million in fiscal 1999, $260.4 million in fiscal 1998 and $307.0 million in fiscal 1997.

     International editions of Select Editions generally include some material from the U.S. edition or from other international editions, translated and edited as appropriate. International editions also include some condensed versions of locally published works. Each local editorial staff determines whether existing Select Editions selections are appropriate for their local market.

     We publish six volumes of Select Editions a year in the United States. Some of our international subsidiaries also publish six volumes a year, while others publish four or five.

     SERIES BOOKS

     We market two types of series books: reading series and illustrated series. These book series may be either open-ended continuing series or closed-ended series, which consist of a limited number of volumes. We publish series books in six languages and market them in 11 countries. Series books generated worldwide revenues of $142.8 million in fiscal 1999, $162.1 million in fiscal 1998 and $209.5 million in fiscal 1997.

     Our reading series include The World's Best Reading, which consists of full-length editions of classic works of literature. We publish six volumes of The World's Best Reading each year in four countries in two languages.

     We publish illustrated series, which are generally closed-ended, in 10 languages and market them in 16 countries.

     GENERAL BOOKS

     Our general books consist primarily of reference books, cookbooks, "how-to" and "do-it-yourself" books and children's books. We also publish books on subjects such as history, travel, religion, health, nature and the home. We publish some of our general books in series. We publish general books in 17 languages and market them in 39 countries. General books generated worldwide revenues of $540.4 million in fiscal 1999, $606.0 million in fiscal 1998 and $679.9 million in fiscal 1997.

     New general books are usually original Reader's Digest books, but may also be books acquired from other publishers. During the development period for an original Reader's Digest book, we conduct extensive research and prepare an appropriate marketing strategy for the book.

     We sell most copies of a general book through initial bulk promotional mailings. We also sell substantial additional copies through subsequent promotions, through catalog sales and through the use of sales inserts in mailings for other Reader's Digest products. We also distribute our general books for retail sale in stores through independent distributors.

     MUSIC

     We publish recorded music packages on cassettes and compact discs. The music packages are generally collections of previously recorded and newly commissioned material by a variety of artists, although they may include selections from our almost 18,000-selection library. The collections span a broad range of musical styles. Our marketing strategy for music packages is similar to our marketing strategy for general books. In some markets, we also sell music series, which we market in the same manner as series books.

     We market music products in 33 countries. We offer different music products in the various international markets because of diverse tastes. Music products generated worldwide revenues of $345.5 million in fiscal 1999, $377.5 million in fiscal 1998 and $404.2 million in fiscal 1997.

     We are a member of the Recording Industry Association of America in the United States, and we have been recognized with 49 gold, platinum and multi-platinum certificates.

     VIDEO

     Our video products and series are in genres similar to our general books. We continue to expand our video operations in the United States and in international markets. We presently market video products in the United States and 26 other countries. We also sell our video products through retail establishments. Video products generated worldwide revenues of $200.5 in fiscal 1999, $215.8 million in fiscal 1998 and $243.5 million in fiscal 1997.

     Most of our original programs have been licensed to cable television networks. Several original programs have won awards of excellence, including five Emmy awards. In May 1999, we entered into a multi-year agreement with CBS Productions to develop television movies and mini-series based on the personal dramas chronicled in Reader's Digest.

     MERCHANDISE CATALOGS

     In October 1998, we acquired Good Catalog Company, a catalog marketer of home, garden and gift-related products. In July 1999, Good Catalog Company launched the www.goodcatalog.com Web site, which is currently conducting e-commerce business.

     PRODUCTION AND FULFILLMENT

     We hire independent contractors to print and bind the various editions of Select Editions. We have an exclusive agreement with a printing company for printing English-language Select Editions distributed in the United States and Canada. That agreement expires in 2002. We solicit bids for printing and binding each general book or book series. We usually hire independent contractors to produce and manufacture our music and video products.

     Paper is the principal raw material necessary for production of our Select Editions, series books and general books. We have an exclusive agreement with a major supplier to supply paper for Select Editions. The agreement expires in 2002. We purchase paper for series books and general books for each printing. We believe that our existing contractual arrangements and other available sources of paper provide us with an adequate supply of paper at competitive prices. We use independent contractors to arrange for us to acquire some of the necessary raw materials to manufacture music and video products.

     We usually hire independent contractors to handle our fulfillment, warehousing, customer service and payment processing. The printers or suppliers of our products generally package and deliver those products directly to the postal service. For information about postal rates and postal services, please refer to the section of this prospectus captioned "Direct Marketing Operations."

     It is our direct marketing policy that a customer may return any book or home entertainment product to us for a refund, either before or after payment. We believe that our returned goods policy is essential to our reputation and that it elicits a greater number of orders. Many of those orders are not returned because a high number of consumers are satisfied with our products. Nevertheless, this policy and our "first book free" policy for Select Editions and series books result in a significant amount of returned goods.

     We sell more books and home entertainment products in some seasons than others. In the direct marketing industry as a whole, more consumers respond in the winter months than during the rest of the year. Sales are also higher during the pre-Christmas season than in spring and summer.

  U.S. MAGAZINES

     Our U.S. Magazines operations publish Reader's Digest and several special interest magazines in the United States. These magazines and other products are sold through direct and retail marketing, including the activities of our QSP, Inc. subsidiary.

     U.S. Magazines publishes Reader's Digest in several editions, including an English-language edition, a Spanish language edition and the Reader's Digest Large Edition for Easier Reading. We license independent contractors to publish a braille edition and a recorded edition in the United States.

     Reader's Digest is a monthly, general interest magazine consisting of original articles, previously published articles in condensed form, and a condensed version of a previously published or soon-to-be published full-length book. Reader's Digest also contains monthly humor columns such as "Laughter, The Best Medicine(R)," "Life's Like That(R)," "Humor In Uniform(R)," and "All In A Day's Work(R)," and other regular features, including "Heroes For Today(R)," "It Pays To Enrich Your Word Power(R)," "News From The World Of Medicine(R)," "Tales Out of School(R)," "Virtual Hilarity(R)," "Personal Glimpses(R)," and "Campus Comedy(R)." The international editions of Reader's Digest include similar features.

     We publish several special interest magazines that we believe are consistent with our image, editorial philosophy and market expertise. The Family Handyman(R) magazine provides instructions and guidance for "do-it-yourself" home improvement projects. New Choices: Living Even Better After 50(R) magazine is aimed at active, mature readers and provides information on entertainment, travel, health and leisure time activities. Walking(R) magazine provides information on health and fitness for walking enthusiasts. American Woodworker(R) magazine and its consumer trade show operations provide information, instruction and guidance for professional and serious amateur woodworkers. Prior to August 1999, we also published American Health for Women(R) magazine, which provided helpful information on medicine, nutrition, psychology and fitness as those issues relate to women. In August 1999, we sold the American Health magazine trademark, subscriber list and other circulation assets.

     We promote our U.S. special interest magazines to our U.S. Reader's Digest customer list. We also promote our other products to each magazine's customer list, as appropriate. This strategy helps us to expand the customer base for all of our products.

     We also publish other limited-edition special interest publications in the United States, such as Reader's Digest Christmas, which we have published annually since 1997 and Reader's Digest Your Family, which debuted as a special edition in May 1999.

     CIRCULATION AND ADVERTISING

     The following table shows circulation and advertising information for U.S. Magazines operations for fiscal 1999.

                                                        ISSUES   JUNE 30,1999    ADVERTISING
                                                         PER      CIRCULATION       PAGES
MAGAZINE TITLE                                           YEAR      RATE BASE       CARRIED
--------------                                          ------   ------------    -----------
Reader's Digest -- U.S. -- English edition............    12      12,500,000        1,137
Reader's Digest Large Edition for Easier Reading......    12         425,000          159
The Family Handyman...................................    10       1,100,000          638
American Health for Women.............................    10       1,000,000          571
New Choices: Living Even Better After 50..............    10         600,000          412
Walking...............................................     6         650,000          366
American Woodworker...................................     7         324,000          187

     Approximately 70% of total U.S. fiscal 1999 revenues for Reader's Digest was generated by circulation revenues and 30% by advertising revenues. Approximately 58% of total U.S. fiscal 1999 revenues for the special interest magazines was generated by circulation revenues and 42% by advertising revenues.

     We have determined that the U.S. -- English edition of Reader's Digest has the largest paid circulation of any U.S. magazine, other than those automatically distributed to all members of the American Association of Retired Persons. Our determination is based on the most recent audit report issued by the Audit Bureau of Circulation, Inc., a not-for-profit organization that monitors circulation in the United States and Canada. Approximately 95% of the U.S. paid circulation of Reader's Digest consists of subscriptions. The balance consists of single copy sales at newsstands and in supermarkets and similar retail establishments. We sell our special interest magazines by subscription and at newsstands.

     We maintain the circulation rate base for Reader's Digest through annual subscription renewals and new subscriptions. The circulation rate base for the U.S. -- English edition of Reader's Digest was reduced from 15 million to 13.3 million copies per issue for the January - June 1999 issues and to 12.5 million with the July 1999 issue. We sell approximately 3.4 million new subscriptions in the United States to maintain the current circulation rate base. We sell new subscriptions primarily by direct mail, with extensive use of sweepstakes entries. We sell the largest percentage of subscriptions between July and December of each year. Subscribers to Reader's Digest may cancel their subscriptions at any time and we will refund the unused subscription price. For additional information regarding direct marketing of subscriptions, please refer to the section of this prospectus captioned "Direct Marketing Operations."

     We also market and sell subscriptions to Reader's Digest and the special interest magazines in the United States through QSP, Inc., one of our wholly owned subsidiaries. QSP helps schools and youth groups prepare fundraising campaigns in which participants sell magazine subscriptions, music and video products, books, food and gifts. QSP derives its revenues from the sale of products to fundraising organizations. A substantial majority of QSP's sales occur during the first half of our fiscal year, which includes the fall school semester.

     The U.S. editions of Reader's Digest offer advertisers different regional editions, major market editions and demographic editions. These editions, which usually contain the same editorial material, permit advertisers to concentrate their advertising in specific markets or to target specific audiences. Reader's Digest sells advertising in the United States principally through an internal advertising sales force. We sell advertisements in multiple Reader's Digest editions worldwide, and offer discounts for placing advertisements in more than one edition.

     Like most other magazines, our special interest magazines are highly dependent on advertising revenues.

     EDITORIAL

     Reader's Digest is a reader-driven, family magazine. Its editorial content is, therefore, crucial to the loyal subscriber base that constitutes the cornerstone of our operations. The editorial mission of Reader's Digest is to inform, enrich, entertain and inspire. The articles, book section and features included in Reader's Digest cover a broad range of contemporary issues and reflect an awareness of traditional values.

     A substantial portion of the selections in Reader's Digest are original articles written by staff writers or free-lance writers. The balance is selected from existing published sources. All material is condensed by Reader's Digest editors. We employ a professional staff to research and fact-check all published pieces.

     PRODUCTION AND FULFILLMENT

     We hire independent contractors to print all U.S. editions of Reader's Digest and our special interest magazines. We have an exclusive contract with a U.S. printer to print the U.S. editions of Reader's Digest. The contract will expire in 2007. We believe that generally there is an adequate supply of alternative printing services available to us at competitive prices, should the need arise. Nevertheless, significant short-term disruption could occur. We have developed plans to minimize recovery time in the event of a disaster with current contract printers.

     Lightweight coated and uncoated paper are the principal raw materials used in the production of Reader's Digest. We have supply contracts with a number of global and regional suppliers of paper. We believe those supply contracts provide an adequate supply of paper for our needs and that, in any event, alternative sources are available at competitive prices. A variety of factors affect paper prices, including demand, capacity, pulp supply, and general economic conditions.

     We deliver subscription copies of the U.S. edition of Reader's Digest and the special interest magazines through the United States Postal Service as "periodicals" class mail. For additional information about postal rates and service, please refer to the section of this prospectus captioned "Direct Marketing Operations."

     A distribution network handles newsstand and other retail distribution.

     Several hundred other publishers make magazine subscriptions available to QSP at competitive, discounted prices. QSP also obtains discounted music products from a large music publisher. QSP engages an independent contractor to handle processing of magazine and music orders. A subsidiary of QSP handles processing of video, book, gift and food orders.

  INTERNATIONAL MAGAZINES

     Our International Magazines operations publish Reader's Digest in 48 editions and 19 languages outside the United States. We license independent contractors to publish Reader's Digest in Korea, India and South Africa. These operations also publish Moneywise, a magazine devoted to helping families manage their finances, in the United Kingdom. In August 1999, we acquired Benchmark, Ltd., the publisher of four investment guides distributed in Hong Kong, Taiwan and Singapore.

     CIRCULATION AND ADVERTISING

     Reader's Digest is truly a global magazine. Many of its international editions have the largest paid circulation for monthly magazines both in the individual countries and in the regions in which they are published. For most international editions of Reader's Digest, subscriptions comprise almost 98% of circulation. The balance is attributable to newsstand and other retail sales. Approximately 83% of total international fiscal 1999 revenues for Reader's Digest was generated by circulation revenues and 17% by advertising revenues.

     The following table shows circulation and advertising information for International Magazines operations for fiscal 1999.

                                                        ISSUES   JUNE 30,1999    ADVERTISING
                                                         PER      CIRCULATION       PAGES
MAGAZINE TITLE                                           YEAR      RATE BASE       CARRIED
--------------                                          ------   ------------    -----------
Reader's Digest.......................................    12      12,278,585       11,729
Moneywise.............................................    12         108,075          660

     We maintain the circulation rate base for Reader's Digest through annual subscription renewals and new subscriptions. Each year, we sell approximately three million new international Reader's Digest subscriptions to maintain the international circulation rate base. We sell new subscriptions primarily by direct mail, with extensive use of sweepstakes entries. We sell the largest percentage of subscriptions between July and December of each year. Subscribers to Reader's Digest may cancel their subscriptions at any time and we will refund the unused subscription price.

     The larger international editions of Reader's Digest offer advertisers different regional editions, major market editions and demographic editions. These editions, which usually contain the same editorial material, permit advertisers to concentrate their advertising in specific markets or to target specific audiences. Reader's Digest sells international advertising principally through an internal advertising sales force. We sell advertisements in multiple Reader's Digest editions worldwide, and offer discounts for placing advertisements in more than one edition.

     EDITORIAL

     The international editions of Reader's Digest contain content and follow editorial procedures similar to the U.S. editions. Each international edition has a local editorial staff responsible for the editorial content of the edition. The mix of locally generated editorial material, material taken from the U.S. edition and material taken from other international editions varies greatly among editions. In general, our larger international editions, for example, those in Canada, France, Germany and the United Kingdom, carry more original or locally adapted material than do smaller editions.

     PRODUCTION AND FULFILLMENT

     We hire independent contractors to print all international editions of Reader's Digest. Issues relating to available printing capacity and paper supplies are similar to those in the United States.

     Subscription copies of international editions of Reader's Digest are delivered through the postal service in each country of publication. We have also contracted in each country with a newsstand magazine distributor for the distribution of Reader's Digest. For additional information about postal rates and service, please refer to the section of this prospectus captioned "Direct Marketing Operations."

DIRECT MARKETING OPERATIONS

     We sell magazine subscriptions, Select Editions, series books, general books, music and video products, as well as certain other products, principally through direct mail solicitations to households on our customer lists. Our products and product offers are usually accompanied by sweepstakes entries and, in some cases, premium merchandise offers. For many years, we have been acknowledged as a pioneer and innovator in the direct mail industry.

     As part of our growth strategy and our strategy to develop new marketing and distribution channels, we have begun to pursue increased distribution of our products through direct response channels other than direct mail. These other distribution channels include direct response television, telemarketing, the Internet, catalogs and clubs. We are also continuing to conduct tests of non-sweepstakes promotional mailing packages in the United States. The initial results of these tests have been encouraging.

     We are adapting the editorial content and the marketing methods of our magazines and books and home entertainment products to new technologies. In 1997, we launched Reader's Digest World, a Web site (www.readersdigest.com) that links our 24 local and international Web sites, for shopping and information about our products. In 1999, Reader's Digest World had over 3.5 million visitors from around the world.

     To promote the sale of our products in the United States, we usually offer a sweepstakes in our promotional mailings. Prizes totaled about $9 million for the 1999 edition of the sweepstakes. Generally, each of our international subsidiaries sponsors its own sweepstakes. The mechanics of the sweepstakes vary from jurisdiction to jurisdiction, depending upon local law.

     From time to time, we are involved in legal, regulatory and investigative proceedings concerning our sweepstakes and other direct marketing practices. Also from time to time, jurisdictions in which we do business consider more restrictive laws or regulations governing sweepstakes or direct marketing. Although some of these proceedings may have negatively affected our direct marketing business, we do not believe that these proceedings and proposed laws and regulations will have a material adverse effect on our direct marketing business.

     We are subject to postal rate increases, which affect our product deliveries, promotional mailings and billings. Postage is one of the largest expenses in our promotional and billing activities. In the past, we have had sufficient advance notice of most increases in postal rates so that we could factor the higher rates into our pricing strategies and operating plans. Higher postal rates or other delivery charges usually increase the total cost to the customer, which may have a negative effect on sales. As a result, we may strategically determine the extent, if any, to which we will pass these cost increases on to our customers.

     We rely on postal delivery service for timely delivery of our products and promotional mailings. In the United States and most international markets, delivery service is generally satisfactory. Some international jurisdictions, however, experience periodic work stoppages in postal delivery service or less than adequate postal efficiency.

     In some states in the United States and in some international jurisdictions, some or all of our products are subject to sales tax or value added tax. Taxes, like delivery costs, are generally stated separately on bills, where permitted by applicable law. Higher taxes increase the total cost to the customer, which may have a negative effect on sales. In jurisdictions where applicable tax must be included in the purchase price, we may be unable to fully recover from customers the amount of any tax increase or new tax.

INFORMATION TECHNOLOGY AND CUSTOMER LIST ENHANCEMENT

     The size and quality of our computerized customer list of current and prospective customers in each country where we operate contributes significantly to our business. We are constantly striving to improve our customer lists. We believe that our U.S. list of over 57 million households -- over half the total number of households in the country -- is one of the largest direct response lists in the United States. Our international lists include a total of approximately 49 million households.

     We continue to make significant investments in our database list management and related information technology to improve our operating efficiencies, to increase the level of service we provide to our customer base and to facilitate globalization of our operations.

     Some international jurisdictions, particularly in Europe, have data protection laws or regulations prohibiting or limiting the exchange of information of the type that we maintain. Some jurisdictions also prohibit the retention of information, other than certain basic facts, about noncurrent customers. Although these regulations may hinder our ability to collect, retain and use customer information, we believe that current laws and regulations do not prevent us from engaging in activities necessary to operate our current businesses.

COMPETITION AND TRADEMARKS

     Although Reader's Digest is a unique and well-established institution in the magazine publishing industry, it competes with other magazines for subscribers and with magazines and all other media, including television, radio and the Internet, for advertising. We believe that the extensive and longstanding international operations of Reader's Digest provide us with a significant advantage over competitors seeking to establish a global publication.

     We own numerous trademarks that we use in our business worldwide. Our two most important trademarks are "Reader's Digest" and the "Pegasus" logo. We believe that the name recognition, reputation and image that we have developed in each of our markets significantly enhance customer response to our direct marketing sales promotions. For these reasons, trademarks are important to our business and we aggressively defend our trademarks.

     We believe that our company name, image and reputation, as well as the quality of our customer lists, provide a significant competitive advantage over many other direct marketers. However, our books and home entertainment business competes with companies selling similar products at retail as well as by direct marketing through various channels, including the Internet. Because tests show that consumers' responses to direct marketing promotions can be adversely affected by the overall volume of direct marketing promotions, we also compete with all other direct marketers, regardless of whether their products are similar to our products.

     Each of our special interest magazines competes with other magazines of the same genre for readers and advertising. Nearly all of our products compete with other products and services that utilize leisure activity time or disposable income.

EMPLOYEES

     As of June 30, 1999, we employed about 4,800 people worldwide. We employed about 1,900 in the United States and about 2,900 in our international subsidiaries. Our relationship with our employees is generally satisfactory.

                                   PROPERTIES


     Our headquarters and principal operating facilities are located on approximately 120 acres in Westchester County, New York. The site includes five principal buildings occupying approximately 703,000 square feet. Those buildings house executive, administrative, editorial and operational offices and data processing and other facilities. In New York City, we lease approximately 153,180 square feet of office space in two buildings, portions of which we use as editorial offices for our books and home entertainment products business, as advertising sales offices for Reader's Digest magazine and as offices for our special interest magazines. We lease approximately 263,000 square feet of additional space for an editorial bureau, advertising sales offices and other purposes in various cities in the United States. QSP leases approximately 163,000 square feet in Conyers, Georgia.


     We own approximately 694,000 square feet and lease approximately 528,000 square feet of space outside the United States for our international operating subsidiaries. They use this space principally as headquarters, administrative and editorial offices and warehouse space.

     We believe that our current facilities, together with expansions and upgrading presently underway or planned, will meet our present and reasonably foreseeable needs. We also believe that we will find adequate space to replace any leased facilities whose leases expire in the near future.

                               LEGAL PROCEEDINGS

     We and our subsidiaries are defendants in various lawsuits and claims arising in the regular course of business. Based on the opinions of our management and our counsel for those matters, we believe any recoveries by plaintiffs and claimants will not materially affect our financial position or results of operations.

                                   MANAGEMENT

DIRECTORS


     Our board of directors currently consists of nine members who are elected annually to hold office until our next annual meeting of stockholders or until their successors are duly elected and qualified. Immediately preceding our 1999 annual meeting of stockholders scheduled for November 12, 1999, the size of our board of directors will be reduced to eight members. Mr. Grune, one of our current directors, will not be standing for re-election at that meeting. Our board of directors is responsible for the management of our business.


     The following table sets forth the name, age, present positions and offices with Reader's Digest, the year first elected and principal occupations during the past five years of each of our directors.


                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
Thomas O. Ryder (55).........  Mr. Ryder has been our Chairman of the Board and Chief
                               Executive Officer and one of our directors since April 28,
                               1998. Mr. Ryder was President, American Express Travel
                               Related Services International, a division of American
                               Express Company (travel, financial and network services),
                               from October 1995 to April 1998. Before October 1995, he
                               served as President, Establishment Services -- Worldwide of
                               American Express Travel Related Services.
Lynne V. Cheney (58).........  Dr. Cheney joined our board of directors in 1993. She is an author and lecturer and has been a senior fellow of the
                               American Enterprise Institute for Public Policy Research
                               since January 1993. Prior to January 1993, she served as
                               Chairman of the National Endowment for the Humanities. Dr.
                               Cheney is also a director of IDS Mutual Fund Group,
                               Lockheed-Martin Corporation and Union Pacific Resources
                               Group, Inc.
M. Christine DeVita (49).....  Ms. DeVita has been a member of our board of directors since 1993. She has been President of the DeWitt Wallace --
                               Reader's Digest Fund, Inc. and the Lila Wallace -- Reader's
                               Digest Fund, Inc. since June 1989.
George V. Grune (70).........  Mr. Grune is the Chairman of the DeWitt Wallace -- Reader's
                               Digest Fund, Inc. and the Lila Wallace -- Reader's Digest
                               Fund, Inc. Mr. Grune, who first joined Reader's Digest in
                               1960, retired as our Chairman of the Board and Chief
                               Executive Officer in August 1995 and August 1994,
                               respectively. He returned to Reader's Digest in those
                               capacities from August 1997 to April 1998 and remained an
                               employee until July 1998. He served as one of our directors from 1976 to his retirement in 1995, and returned to our
                               board in August 1997. Mr. Grune is a director of Federated
                               Department Stores, Inc.
James E. Preston (66)........  Mr. Preston has been a member of our board of directors since 1994. He retired as Chairman of the Board of Avon
                               Products, Inc. (beauty and related products) in May 1999, a position he has held since January 1989 and was Chief
                               Executive Officer prior to July 1998, and President prior
                               to November 1993. Mr. Preston also serves on the board of
                               directors of Aramark, Inc., Cyberian Outpost, Inc. and
                               Venator Group, Inc.

                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
Lawrence R. Ricciardi (59)...  Mr. Ricciardi has been a member of our board of directors since 1998. He is Senior Vice President and General Counsel of International Business Machines Corporation, a position he has held since May 1995. Prior to May 1995, Mr.
                               Ricciardi was President and General Counsel of RJR Nabisco
                               Holdings Corp.
C. J. Silas (67).............  Mr. Silas has been a member of our board of directors since
                               1992. He retired in May 1994 as Chairman and Chief
                               Executive Officer of Phillips Petroleum Company, positions he had held since 1985. Mr. Silas is also director of
                               Halliburton Company.
William J. White (61)........  Mr. White has been a member of our board of directors since
                               1996. He has been a professor at the Robert R. McCormick
                               School of Engineering and Applied Sciences at Northwestern
                               University since January 1998. He retired as Chairman of
                               the Board of Bell & Howell Company (information access and mail processing systems) in December 1997, a position he
                               had held since 1990. Mr. White also served as Chief
                               Executive Officer of Bell & Howell Company until March 1997 and as President until February 1995. Mr. White is also a
                               director of Bell & Howell Company, Ivex Packaging
                               Corporation and TJ International, Inc.
Ed Zschau (59)...............  Mr. Zschau has been a member of our board of directors since January 1999. He is a professor of management at the
                               Graduate School of Business Administration of Harvard
                               University, where he joined the faculty in 1996. He is also a Visiting Professor at Princeton University. Mr. Zschau
                               was General Manager, IBM Corporation Storage Systems
                               Division of International Business Machines Corporation
                               from April 1993 to July 1995 and was Chairman and Chief
                               Executive Officer of Censtor Corp. from July 1988 to April
                               1993. Mr. Zschau is also a director of GenRad, Inc. and
                               StarTek, Inc.


EXECUTIVE OFFICERS

     The following table sets forth the name, age and offices with Reader's Digest of each of our present executive officers, the period during which each executive officer has served in that capacity and each executive officer's business experience during the past five years:

                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
Thomas O. Ryder (55).........  Mr. Ryder has been our Chairman of the Board and Chief
                               Executive Officer since April 1998. Mr. Ryder was
                               President, American Express Travel Related Services
                               International, a division of American Express Company
                               (travel, financial and network services), from October
                               1995 to April 1998. Before October 1995, he served as
                               President, Establishment Services -- Worldwide of American
                               Express Travel Related Services.

                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
M. John Bohane (63)..........  Mr. Bohane has been Senior Vice President and President,
                               Global Books and Home Entertainment since July 1998.
                               Before July 1998, he was Senior Vice President of Reader's
                               Digest and President International Operations, a position
                               he held since rejoining Reader's Digest in September 1997.
                               He first joined Reader's Digest in 1964 and served in a
                               number of executive capacities, including President,
                               Direct Marketing, until leaving Reader's Digest in July
                               1991. Mr. Bohane served as President and Chief Executive
                               Officer of Newfield Publications from April 1994 to July
                               1995 and as Vice President of Corporate Database Marketing
                               of Time-Warner, Inc., from April 1992 to December 1993.
Michael A. Brizel (42).......  Mr. Brizel has been Vice President and General Counsel since July 1998. Before July 1998, he was Vice President,
                               Legal U.S. and Associate General Counsel, a position he
                               held since September 1996. Before September 1996, he was
                               one of our Associate General Counsel. Mr. Brizel joined
                               Reader's Digest in July 1989.
Elizabeth G. Chambers (36)...  Ms. Chambers has been Senior Vice President, Strategy and
                               Business Redesign since October 26, 1999. She joined
                               Reader's Digest as Vice President, Business Redesign in
                               August 1998. She was a partner at the management
                               consulting firm of McKinsey & Company from June 1995 to
                               August 1998 and was an associate there from October 1989
                               to June 1995.
Gregory G. Coleman (45)......  Mr. Coleman has been a Senior Vice President and
                               President, U.S. Magazine Publishing since July 1998. Mr.
                               Coleman was Senior Vice President, Worldwide Publisher,
                               Reader's Digest Magazine, a position he held since October
                               1997. Mr. Coleman also served as Vice President and
                               General Manager, U.S. Magazines and Publisher, U.S.
                               Reader's Digest from December 1995 until October 1997,
                               Vice President, Publisher, U.S. Reader's Digest from
                               November 1991 until December 1995.
Peter J.C. Davenport (59)....  Mr. Davenport has been Senior Vice President, Global
                               Marketing and Publishing since October 26, 1999. Prior to
                               that date, he was Senior Vice President, Global Marketing, except for a temporary retirement from March to September
                               1997. Mr. Davenport first joined Reader's Digest in 1958.
Clifford H.R. DuPree (49)....  Mr. DuPree has been Vice President, Corporate Secretary and Associate General Counsel since July 1998. He joined
                               Reader's Digest in May 1992 as Associate General Counsel,
                               became Assistant Secretary in March 1995 and Vice
                               President in September 1996.

                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
Thomas D. Gardner (42).......  Mr. Gardner has been Senior Vice President, Business
                               Planning and Development since July 1998. He was Vice
                               President, Marketing, Reader's Digest U.S.A. from November
                               1995 to July 1998, Vice President, Business Development
                               from April 1995 to November 1995, and a Director of
                               Marketing before April 1995. Mr. Gardner joined Reader's
                               Digest in February 1992.
Robert J. Krefting (55)......  Mr. Krefting has been Senior Vice President and President,
                               International Magazine Publishing since July 27, 1998.
                               Prior to joining Reader's Digest, Mr. Krefting was sole
                               proprietor of Holly Hill Publishing, a management services corporation serving the publishing and venture capital
                               industries, from January 1993 to July 1998.
Albert L. Perruzza (52)......  Mr. Perruzza has been Senior Vice President, Global
                               Operations since October 26, 1999. He served as Vice
                               President, Database Management Operations from August 1998 to October 1999 and as Vice President, Customer Service
                               Operations from April 1995 to August 1998. He was
                               Director, U.S. Customer Fulfillment Services from October
                               1994 to April 1995. Mr. Perruzza joined Reader's Digest in
                               1972.
Robert E. Raymond (43).......  Mr. Raymond has been Vice President, Strategic
                               Acquisitions & Alliances since June 7, 1999. Before June
                               1999, he was Vice President and General Manager, Music,
                               Video, Special Channels, a position he held since April
                               1998. Mr. Raymond also served as Vice President Marketing,
                               Video/New Business from December 1997 until April 1998,
                               Director of Marketing, Video/New Business from July 1995
                               until December 1997, Marketing Director, New Business from
                               August 1994 until July 1995. Mr. Raymond joined Reader's
                               Digest in 1993.
Gary S. Rich (38)............  Mr. Rich has been Senior Vice President, Human Resources, since August 1998. Before joining Reader's Digest, he was
                               Senior Vice President, Global Human Resources for A.C.
                               Nielsen Corporation (provider of market research,
                               information and analysis to the consumer products and
                               service industries), a position he held from June 1996 to
                               July 1998. Before June 1996, Mr. Rich was Vice President,
                               Human Resources -- Europe, Middle East and Africa, at
                               American Express Company (travel, financial and network
                               services).

                                     POSITIONS AND OFFICES WITH READER'S DIGEST AND
NAME AND AGE                        PRINCIPAL OCCUPATIONS DURING THE PAST FIVE YEARS
------------                        ------------------------------------------------
George S. Scimone (52).......  Mr. Scimone has been Senior Vice President and Chief
                               Financial Officer since July 1998. Mr. Scimone served as
                               Vice President and Chief Financial Officer from September
                               1997 to July 1998, as Vice President and President,
                               Reader's Digest U.S.A. from November 1996 to September
                               1997 and Vice President and Corporate Controller from
                               September 1995 to November 1996. Prior to joining Reader's
                               Digest, Mr. Scimone was Business Chief Financial Officer,
                               Electrical Distribution and Control of General Electric
                               Company (appliances, aircraft engines, and other
                               electrical products and services).
Christopher P. Willcox         Mr. Willcox has been Senior Vice President and Editor-in-
  (52).......................  Chief of Reader's Digest magazine since March 1996. Before
                               March 1996, he served as Worldwide Executive Editor from
                               June 1994 to March 1996 and Executive Editor,
                               International from October 1991 to June 1994. He joined
                               Reader's Digest in 1988.

     Under our by-laws, our officers serve at the pleasure of our board of directors. Our officers are elected annually to serve until their respective successors are elected and qualified.

                             PRINCIPAL STOCKHOLDERS


     The following table summarizes information as of September 30, 1999 regarding the beneficial ownership of our Class B voting common stock, the only outstanding class of our voting securities. The stockholders identified below are the only stockholders we know that beneficially own more than five percent of our Class B voting common stock. The information set forth below is based on information reported to us by those stockholders.



                                                                 AMOUNT AND NATURE      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                          OF BENEFICIAL OWNERSHIP     CLASS
------------------------------------                          -----------------------   ----------
DeWitt Wallace-Reader's Digest Fund, Inc....................  3,108,054 shares            25.00%
  Two Park Avenue                                             (sole voting and
  New York, NY 10016(1)                                       investment power)
Lila Wallace-Reader's Digest Fund, Inc......................  3,108,053 shares            25.00%
  Two Park Avenue                                             (sole voting and
  New York, NY 10016(1)                                       investment power)
State Street Bank and Trust Company, .......................  1,716,057 shares            13.80%
  as trustee of The Reader's Digest Employee                  (shared voting and
  Ownership Plan and 401(k) Partnership(2)                    investment power)
Gabelli Funds, LLC(3).......................................  702,000 shares               5.65%
  One Corporate Center                                        (sole voting and
  Rye, NY 10580                                               investment power)
GAMCO Investors Inc.(3).....................................  890,200 shares               7.16%
  One Corporate Center                                        (sole voting and
  Rye, NY 10580                                               investment power)
Gemini Capital Management Ltd.(3)...........................  35,500 shares                0.29%
  c/o Appleby, Spurling & Kempe                               (sole voting and
  Cedar House, 41 Cedar Avenue                                investment power)
  Hamilton HM12 Bermuda


---------------
(1) As of September 30, 1999, the DeWitt Wallace-Reader's Digest Fund, Inc. also owned 9,957,523 shares of our Class A nonvoting common stock, which, together with its holdings of our Class B voting common stock, represented about 12.28% of our total outstanding common stock. As of September 30, 1999, the Lila Wallace-Reader's Digest Fund, Inc. also owned 6,329,842 shares of our Class A nonvoting common stock, which, together with its holdings of our Class B voting common stock, represented about 8.87% of our total outstanding common stock.

(2) State Street Bank and Trust Company is trustee of the trust created by the Trust Agreement, amended and restated as of July 1, 1992 between Reader's Digest and State Street, as trustee, relating to The Reader's Digest Employee Ownership Plan and the 401(k) Partnership. According to the
    Schedule 13G filed with the SEC by State Street in that capacity, State Street may be considered to have shared voting and shared dispositive power over the shares listed, but it has disclaimed beneficial ownership of all of those shares.

(3) As reported on a Schedule 13D filed with the SEC by Mario J. Gabelli, Marc
    J. Gabelli and various entities that either one directly or indirectly controls or for which either one acts as chief investment officer.


     Each of the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. has five members and a board consisting of five directors. Ms. DeVita and Messrs. Silas and Grune, who are our directors, are also members and directors of each of these funds.

                              SELLING STOCKHOLDERS


     The following table summarizes information regarding each selling stockholder's beneficial ownership of Class A nonvoting common stock as of September 30, 1999.


                                                             CLASS A NONVOTING COMMON
                                                           STOCK BENEFICIALLY OWNED(1)
                                                      --------------------------------------
                                                        BEFORE GIVING        AFTER GIVING
                                                        EFFECT TO THE        EFFECT TO THE
                                                          OFFERING             OFFERING
                                                      -----------------    -----------------
SELLING STOCKHOLDER                                    SHARES       %       SHARES       %
-------------------                                    ------       -       ------       -
DeWitt Wallace-Reader's Digest Fund,
  Inc.(2)(3)(4)(5)..................................  9,957,523    10.6    7,121,454     7.6
Lila Wallace-Reader's Digest Fund,
  Inc.(2)(3)(4)(5)..................................  6,329,842     6.7    4,281,213     4.6
Lila Acheson Wallace Fund for the Metropolitan
  Museum of Art(2)(3)...............................  6,826,531     7.3    5,344,736     5.7
Lila Acheson and DeWitt Wallace Fund for Lincoln
  Center(2).........................................  6,380,759     6.8    5,497,796     5.9
DeWitt Wallace Fund for Macalester College(2)(3)....  5,957,310     6.3    5,407,735     5.8
Lila Acheson and DeWitt Wallace Fund for the Hudson
  Highlands(2)(3)...................................  5,510,657     5.9    4,975,220     5.3
DeWitt Wallace Fund for Colonial
  Williamsburg(2)(3)................................  2,900,346     3.1    2,270,785     2.4
Lila Acheson Wallace Fund for the New York
  Zoological Society(2)(3)..........................  2,900,346     3.1    2,498,999     2.7
DeWitt Wallace Fund for Memorial Sloan-Kettering
  Cancer Center(2)(3)...............................  2,320,277     2.5    1,999,199     2.1
Community Funds, Inc. ..............................  2,624,119     2.8    2,310,573     2.5


---------------

(1) Includes up to the following number of shares of Class A nonvoting common stock subject to forward purchase contracts entered into between the Reader's Digest Common Exchange Security Trust and certain of the selling stockholders in connection with the sale of $1.9336 Trust Automatic Common Exchange Securities of the trust in February 1998: Lila Acheson and DeWitt Wallace Fund for Lincoln Center, 2,313,009 shares; DeWitt Wallace Fund for Macalester College, 3,425,454 shares; Lila Acheson and DeWitt Wallace Fund for the Hudson Highlands, 3,043,937 shares; Lila Acheson Wallace Fund for the New York Zoological Society, 1,051,368 shares; DeWitt Wallace Fund for Memorial Sloan-Kettering Cancer Center, 841,094 shares; and Community Funds, Inc., 1,179,634 shares. Unless certain events occur, the selling stockholders are obligated to deliver these shares of Class A nonvoting common stock on February 15, 2001. Under certain circumstances the selling stockholders will be required to deliver these shares or cash in place of these shares at an earlier date.



(2) Mr. Grune, one of our directors, is also a director and member of the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc., the Lila Acheson Wallace Fund for the Metropolitan Museum of Art, the Lila Acheson and DeWitt Wallace Fund for Lincoln Center, the DeWitt Wallace Fund for Macalester College, the Lila Acheson and DeWitt Wallace Fund for the Hudson Highlands, the DeWitt Wallace Fund for Colonial Williamsburg, the Lila Acheson Wallace Fund for the New York Zoological Society and the DeWitt Wallace Fund for Memorial Sloan-Kettering Cancer Center.



(3) Ms. DeVita, one of our directors, is also a director and member of the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc., the Lila Acheson Wallace Fund for the Metropolitan Museum of Art, the DeWitt Wallace Fund for Macalester College, the Lila Acheson and DeWitt Wallace Fund for the Hudson Highlands, the DeWitt Wallace Fund for Colonial Williamsburg, the Lila Acheson Wallace Fund for the New York Zoological Society and the DeWitt Wallace Fund for Memorial Sloan-Kettering Cancer Center.

(4) Mr. Silas, one of our directors, is also a director and member of the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc.



(5) As of September 30, 1999, the DeWitt Wallace-Reader's Digest Fund, Inc. also owned 3,108,054 shares of our Class B voting common stock. As of September 30, 1999, the Lila Wallace-Reader's Digest Fund, Inc. also owned 3,108,053 shares of our Class B voting common stock.


     We have agreed to indemnify each of the selling stockholders, their directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of our common stock, preferred stock and preference stock is not complete and is qualified by reference to our certificate of incorporation and by-laws. Copies of our certificate of incorporation and our by-laws have been filed as exhibits to the registration statement that this prospectus is a part of.

     We are authorized to issue up to 200,000,000 shares of our Class A nonvoting common stock and up to 25,000,000 shares of our Class B voting common stock. As of September 30, 1999, 94,012,532 shares of our Class A nonvoting common stock and 12,432,164 shares of our Class B voting common stock were issued and outstanding.

     We are authorized to issue up to 40,000 shares of our Preferred Stock (the "First Preferred Stock"), up to 120,000 shares of our Second Preferred Stock, up to 230,000 shares of our Third Subordinated Preferred Stock (the "Third Preferred Stock") and up to 25,000,000 shares of our Preference Stock.

     As of September 30, 1999, there were outstanding 29,720 shares of our First Preferred Stock, 103,720 shares of our Second Preferred Stock and 155,022 shares of our Third Preferred Stock. We have not issued any shares of our Preference Stock.

     We may issue our Preference Stock in series. Our board of directors has the authority to designate the powers, preferences and rights pertaining to each series, subject to some limitations regarding voting rights (as described below) and convertibility into our voting stock.

     Our preferred stock is primarily held by various charities and charitable remainder annuity trusts. These charities and trusts obtained their shares, directly or indirectly, by gift or bequest from DeWitt and Lila Wallace.

VOTING RIGHTS

     Holders of our Class A nonvoting common stock and preferred stock have no voting power for any purpose, except as the law otherwise provides. Holders of our Class B voting common stock have full voting power for all purposes, except as the law otherwise provides. If the holders of our Class B voting common stock approve, our board of directors may designate one or more series of preference stock. The holders of our preference stock may have voting rights, including the right to elect up to two additional directors to our board of directors if there are dividend arrearages, if we so specify in the certificate of designation for the preference stock.

DIVIDEND AND LIQUIDATION RIGHTS

     Holders of our First Preferred Stock and Second Preferred Stock are entitled to receive an annual dividend of $4.00 per share, and holders of our Third Preferred Stock are entitled to receive an annual dividend of $5.00 per share. Holders of all classes of our preferred stock are entitled to a liquidation preference of $100.00 per share, together all accrued and unpaid dividends, and, upon redemption of those shares, are entitled to receive $105.00 per share, together with unpaid accrued dividends. Subject to the rights of the holders of our preferred stock and rights of the holders of our preference stock, holders of our Class A nonvoting common stock and holders of our Class B voting common stock are entitled to participate equally, on a per share basis, in dividends and in distributions of our assets upon liquidation or otherwise, except that:

     (1) any dividend or other distribution on our common stock that is payable in shares of our common stock may be paid only in shares of our Class A nonvoting common stock to holders of our Class A nonvoting common stock and only in shares of our Class B voting common stock to holders of our Class B voting common stock; and

     (2) any dividend or other distribution on our common stock that is payable in shares of common stock of any subsidiaries may be paid to holders of our Class B voting common stock only in shares of common stock of those subsidiaries having full voting rights and may be paid to holders of our Class A nonvoting common stock only in shares of common stock of those subsidiaries having no voting rights other than those prescribed by law. If there is any split or reverse split of our common stock, the number of shares of our Class A nonvoting common stock and the number of shares of our Class B voting common stock must be increased or decreased, as applicable, in the same proportion, share and share alike.

GENERAL

     No holder of our Class B voting common stock or Class A nonvoting common stock has any preemptive right to subscribe for any of our securities. All outstanding shares of our Class B voting common stock and Class A nonvoting common stock are validly issued, fully paid and nonassessable.

PROPOSED AMENDMENTS TO CERTIFICATE OF INCORPORATION

     We have proposed amendments to our certificate of incorporation that would require us to first obtain the approval of the holders of our Class B voting common stock if we were to issue or sell any additional shares of our Class B voting common stock to any of our employee benefit plans. We have submitted these amendments to a vote of our stockholders at our 1999 Annual Meeting of Stockholders to be held on November 12, 1999.

TRANSFER AGENT AND REGISTRAR


     ChaseMellon Shareholder Services, L.L.C. acts as transfer agent and registrar for our Class A nonvoting common stock and our Class B voting common stock.


SHARES ELIGIBLE FOR FUTURE SALE

     Rule 144 under the Securities Act provides that a person (or persons whose sales are aggregated) who is one of our affiliates, or who has beneficially owned for at least one year shares that were issued and sold in reliance upon exemptions from registration under the Securities Act, is entitled to sell within any three-month period a number of those restricted shares that does not exceed the greater of one percent of the then outstanding shares of that class of stock or the average weekly trading volume in that class of stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. However, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned restricted shares for at least two years, may sell those shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about us.


     The selling stockholders may be considered to be our affiliates depending upon a variety of factors, including whether the selling stockholders are under common control with us. In addition, if those stockholders are considered to be our affiliates and act in concert in disposing of our Class A nonvoting common stock, their sales could be aggregated for purposes of determining the number of shares they may sell under Rule 144. As of September 30, 1999, 94,012,532 shares of our Class A nonvoting common stock were outstanding. Of those shares, 41,021,691 shares were freely tradable without restriction or registration under the Securities Act, 653,062 shares were owned by our directors and officers and 51,707,710 shares were owned in the aggregate by the selling stockholders. Of the 51,707,710 shares held by the selling stockholders, up to 11,854,496 shares are subject to forward purchase contracts entered into between the

Reader's Digest Common Exchange Security Trust and certain of the selling stockholders in connection with the sale of $1.9336 Trust Automatic Common Exchange Securities of the Reader's Digest Automatic Common Exchange Security Trust in February 1998. Any shares held by affiliates may be sold in accordance with Rule 144.



     Subject to certain exceptions, we and the selling stockholders have agreed with the underwriters not to sell any shares of our Class A nonvoting common stock or our Class B voting common stock for a period of 180 days after the closing of the offering of our Class A nonvoting common stock, without the underwriters' prior written consent. See "Underwriting." Our Employee Ownership Plan and 401(k) Partnership presently plans to sell up to approximately 15% of the Class B voting common stock that it holds, subject to market conditions.



     On September 30, 1999, 12,432,164 shares of our Class B voting common stock were outstanding. Of those shares, a total of 7,932,164 shares were held by the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc. and our Employee Ownership Plan and 401(k) Partnership and could be sold in accordance with Rule 144.


     As of September 30, 1999, our employees held options to purchase a total of 11,093,729 shares of our Class A nonvoting common stock at exercise prices ranging from $16.94 to $55.125 per share.

     We cannot predict the effect, if any, that market sales of shares of our Class B voting common stock or Class A nonvoting common stock or the availability of shares of our Class B voting common stock or Class A nonvoting common stock for sale will have on the market price for our Class A nonvoting common stock. Nevertheless, sales of substantial amounts of our Class B voting common stock or Class A nonvoting common stock could adversely affect prevailing market prices for our Class A nonvoting common stock.

                                  UNDERWRITING



     Reader's Digest, the selling stockholders and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares of Class A nonvoting common stock indicated in the following table. Goldman, Sachs & Co. and Lazard Freres & Co. LLC are the representatives of the Underwriters.



Underwriters                                                  Number of Shares
------------                                                  ----------------
Goldman, Sachs & Co.........................................
Lazard Freres & Co. LLC.....................................
                                                                 ----------
          Total.............................................     10,000,000
                                                                 ==========



     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 1,500,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 1,500,000 additional shares.



                                                       Paid by the
                                                   Selling Stockholders
                                               ----------------------------
                                               No Exercise    Full Exercise
                                               -----------    -------------
          Per Share..........................    $               $
          Total..............................    $               $



     Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.



     Reader's Digest and the selling stockholders have agreed with the Underwriters that, subject to certain exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not offer, sell, contract to sell or otherwise dispose of any Class A nonvoting common stock or other securities of Reader's Digest (other than pursuant to employee plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this prospectus) which are substantially similar to the Class A nonvoting common stock, or which are convertible or exchangeable into Class A nonvoting common stock or other securities which are substantially similar to the Class A nonvoting common stock, without the prior written consent of the representatives.



     In connection with the offering, the Underwriters may purchase and sell shares of Class A nonvoting common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A nonvoting common stock while the offering is in progress.



     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.



     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A nonvoting common stock. As a result, the price of the Class A nonvoting common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.



     The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $     .



     Reader's Digest and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.



     Goldman, Sachs & Co. has periodically performed investment banking and financial advisory services for us, and Lazard Freres & Co. LLC has periodically performed investment banking and financial advisory services for the selling stockholders and related entities.


                             VALIDITY OF SECURITIES


     The validity of the shares of our Class A nonvoting common stock will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and certain legal matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Laraine S. Rothenberg, a member of Fried, Frank, Harris, Shriver & Jacobson, is a member and director of each of the DeWitt Wallace-Reader's Digest Fund, Inc., the Lila Wallace-Reader's Digest Fund, Inc. and the Lila Acheson and DeWitt Wallace Fund for Lincoln Center.


                                    EXPERTS

     Our financial statements as of June 30, 1999 and 1998, and for each of the years in the three-year period ended June 30, 1999, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference, and upon the authority of that firm as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Books Are Fun, Ltd. as of and for the year ended December 31, 1998, included in our Current Report on Form 8-K dated October 7, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The financial statements of Books Are Fun, Ltd. are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS


                                        Page
                                        ----
Additional Information................    2
Prospectus Summary....................    3
Use of Proceeds.......................   12
Price Range of Class A Nonvoting
  Common Stock and Dividend
  Information.........................   12
Capitalization........................   13
Selected Consolidated Financial
  Information.........................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   26
Properties............................   35
Legal Proceedings.....................   36
Management............................   37
Principal Stockholders................   42
Selling Stockholders..................   43
Description of Capital Stock..........   45
Underwriting..........................   48
Validity of Securities................   49
Experts...............................   49


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               10,000,000 Shares
                              THE READER'S DIGEST
                               ASSOCIATION, INC.

                         Class A Nonvoting Common Stock

                            ------------------------

                              READER'S DIGEST LOGO
                            ------------------------
                              GOLDMAN, SACHS & CO.
                            LAZARD FRERES & CO. LLC
                      Representatives of the Underwriters

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses (except for the SEC registration fee), other than underwriting discounts and commissions, to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement:

SEC registration fee........................................  $90,116
Fees and expenses of qualification under state securities
  laws (including legal fees)...............................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

---------------
* To be provided by amendment.


     The selling stockholders will bear substantially all of such expenses.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Reader's Digest's Restated Certificate of Incorporation, as amended, provides that Reader's Digest shall indemnify each officer or director of Reader's Digest to the fullest extent permitted by law, subject to the limitations set forth in its By-Laws. The By-Laws provide that Reader's Digest shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of Reader's Digest or serves or served at the request of Reader's Digest or any other enterprise as a director or officer. Expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by Reader's Digest promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Reader's Digest. The rights of any person under the By-Laws shall be enforceable against Reader's Digest by such person, who shall be presumed to have relied upon them in serving or continuing to serve as a director or officer as provided above. Notwithstanding the foregoing, and except as otherwise provided by law, Reader's Digest may not make any payment for indemnification pursuant to the By-Laws to any person to the extent of the amount of such payment that would result in the imposition of an excise tax under Chapter 42 of the Internal Revenue Code of 1986, as amended.


     Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceedings. The Delaware General Corporation Law also provides that Delaware corporations may purchase insurance on behalf of any director, officer, employee or agent.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 1.1     Form of Underwriting Agreement.
 4.1.1   Restated Certificate of Incorporation of The Reader's Digest
         Association, Inc. filed with the State of Delaware on
         February 7, 1990 (filed as Exhibit 3.1.1 to the Registrant's
         Annual Report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference).
 4.1.2   Certificate of Amendment of the Certificate of Incorporation
         of The Reader's Digest Association, Inc. filed with the
         State of Delaware on February 22, 1991 (filed as Exhibit
         3.1.2 to the Registrant's Annual Report on Form 10-K for the
         year ended June 30, 1993 and incorporated herein by
         reference).
 4.1.3*  Proposed Certificate of Amendment of the Certificate of
         Incorporation of The Reader's Digest Association, Inc.
 4.2     Amended and Restated By-Laws of The Reader's Digest
         Association, Inc., effective February 22, 1991 (filed as
         Exhibit 3.2 to the Registrant's Annual Report on Form 10-K
         for the year ended June 30, 1993 and incorporated herein by reference).
 5.1**   Opinion of Fried, Frank, Harris, Shriver and Jacobson as to
         the validity of the Class A Nonvoting Common Stock being
         registered.
23.1     Consent of KPMG LLP.
23.2     Consent of Ernst & Young LLP.
23.3     Consent of Fried, Frank, Harris, Shriver and Jacobson
         (included in Exhibit 5.1).
24.1*    Power of Attorney.


---------------

 * Previously filed.



** To be filed by amendment.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, The Reader's Digest Association, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-88625) to be signed on its behalf by the undersigned, thereunto duly authorized, in Pleasantville, New York on October 28, 1999.


                                          THE READER'S DIGEST ASSOCIATION, INC.

                                          By: /s/   THOMAS O. RYDER
                                            ------------------------------------
                                              Name: Thomas O. Ryder
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-88625) has been signed by the following persons in the capacities and on the date first above indicated:


                     SIGNATURE                                             TITLE
                     ---------                                             -----
                /s/ THOMAS O. RYDER                  Chairman of the Board and Chief Executive Officer
---------------------------------------------------    and Director (Principal Executive Officer)
                  Thomas O. Ryder

               /s/ GEORGE S. SCIMONE                 Senior Vice President and Chief Financial Officer
---------------------------------------------------    (Principal Financial Officer)
                 George S. Scimone

               /s/ DORVIN D. LIVELY                  Vice President and Corporate Controller
---------------------------------------------------    (Controller)
                 Dorvin D. Lively

                         *                           Director
---------------------------------------------------
                  Lynne V. Cheney

                         *                           Director
---------------------------------------------------
                M. Christine DeVita

                         *                           Director
---------------------------------------------------
                  George V. Grune

                         *                           Director
---------------------------------------------------
                 James E. Preston

                         *                           Director
---------------------------------------------------
               Lawrence R. Ricciardi

                     SIGNATURE                                             TITLE
                     ---------                                             -----
                         *                           Director
---------------------------------------------------
                    C.J. Silas

                         *                           Director
---------------------------------------------------
                 William J. White

                         *                           Director
---------------------------------------------------
                     Ed Zschau

            * /s/ CLIFFORD H.R. DUPREE
---------------------------------------------------
               Clifford H.R. DuPree
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 1.1     Form of Underwriting Agreement.
 4.1.1   Restated Certificate of Incorporation of The Reader's Digest
         Association, Inc. filed with the State of Delaware on
         February 7, 1990 (filed as Exhibit 3.1.1 to the Registrant's
         Annual Report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference).
 4.1.2   Certificate of Amendment of the Certificate of Incorporation
         of The Reader's Digest Association, Inc. filed with the
         State of Delaware on February 22, 1991 (filed as Exhibit
         3.1.2 to the Registrant's Annual Report on Form 10-K for the
         year ended June 30, 1993 and incorporated herein by
         reference).
 4.1.3*  Proposed Certificate of Amendment of the Certificate of
         Incorporation of The Reader's Digest Association, Inc.
 4.2     Amended and Restated By-Laws of The Reader's Digest
         Association, Inc., effective February 22, 1991 (filed as
         Exhibit 3.2 to the Registrant's Annual Report on Form 10-K
         for the year ended June 30, 1993 and incorporated herein by reference).
 5.1**   Opinion of Fried, Frank, Harris, Shriver and Jacobson as to
         the validity of the Class A Nonvoting Common Stock being
         registered.
23.1     Consent of KPMG LLP.
23.2     Consent of Ernst & Young LLP.
23.3     Consent of Fried, Frank, Harris, Shriver and Jacobson
         (included in Exhibit 5.1).
24.1*    Power of Attorney.


---------------

 * Previously filed.



** To be filed by amendment.